OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Bright Locker, Inc.

12731 Research Blvd. Suite A102
Austin, TX 78759

https://www.brightlocker.com

2994 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 320,359 shares of common stock ($1,069,999.06)

Minimum 2,994 shares of common stock ($9,999.96)

Company	Bright Locker, Inc.
Corporate Address	12731 Research Blvd., Suite A102, Austin, TX 78759
Description of Business	A social video game platform connecting gamers and game developers together to facilitate community, engagement,discoverability, and crowdfunding.
Type of Security Offered	Non-Voting Common Shares
Purchase Price of Security Offered	$3.34
Minimum Investment Amount (per investor)	$250.50

Perks

All investors get a unique Platform Badge worth +500 XP and the title "BRIGHTLOCKER INVESTOR" on their avatar!

All investors at $2,000 and more get an additional EPIC Platform Badge worth +250 XP and the title "BRIGHTLOCKER EPIC INVESTOR" on their avatar!

In addition, these Perks are offered at each Tier:

$250+ 250 Gold and free premium subscription for 1 month to 1 game developers' channel of your choice

$500+ 500 Gold and a free premium subscription for 2 months to 3 game developers' channels of your choice

$1,000+ 1000 Gold and a free premium subscription for 3 months to 4 game developers' channels of your choice

$2,000+ 2000 Gold and a free premium subscription for 4 months to 5 game developers' channels of your choice

$5,000+ 5000 Gold and a free premium subscription for 6 months to 8 game developers' channels of your choice

$10,000+ Same as $5000 tier plus warrant coverage

$25,000+ Same as $5000 tier plus warrant coverage

$50,000+ Same as $5000 tier plus warrant coverage

$100,000 Same as $5000 tier plus warrant coverage

To receive your Perk of free gold and free subscriptions, you must create an account on the BrightLocker platform using the same email address you use to invest on StartEngine.

On the BrightLocker platform, Gold has a monetary value of $.10 USD. For example, a $500 investor would receive 500 Gold, which is equivalent to $50. Premium subscriptions vary from $9.99 to $14.99 or more, depending on the developer.

Warrant coverage information:

Tiered coverage with warrants to purchase non-voting common stock of the company at a share price equal to this priced round, exercisable for five (5) years from the closing date, is offered to investors. The right to exercise the Warrant shall terminate upon a Liquidity Event. Warrant Coverage is based on the total amount invested by the individual, not the aggregate funds raised by the individual.

Warrant coverage for $10,000 investment: for an investment of $10,000, the company shall warrant 500 additional shares at an exercise price of $3.34 per share.

Warrant coverage for $25,000 investment: for an investment of $25,000, the company shall warrant 1,500 additional shares at an exercise price of $3.34 per share.

Warrant coverage for $50,000 investment: for an investment of $50,000, the company shall warrant 4,000 additional shares at an exercise price of $3.34 per share.

Warrant coverage for $100,000 investment: for an investment of $100,000, the company shall warrant 10,000 additional shares at an exercise price of $3.34 per share.

All Perks occur after the offering ends.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

BrightLocker

A gaming destination that connects Gamers and Developers in a revolutionary way, improving on the best elements of Kickstarter, Twitch.tv and Patreon.

For Developers - **Promote** games to an eager built-in audience, **Engage** through fun and consistent interaction, **Monetize** with subscriptions and a la carte rewards, and **Validate** game design through early input from fans

For Gamers - **Be The First** to see new games early in development, **Interact with Developers** through forums and live streams, get **Exclusive In-Game Content** and **Early Access**, and **Influence** your favourite games through innovated platform features such as *Guided Choices*™

Target Market: The video game market representing >$109bn market (growing by almost $7bn each year, >6.6% CAGR) with a special focus on Livestreaming (>$31bn market, 18% CAGR).

The problem we solve: No social or funding platform maximizes the true benefit of an engaged gamer. Gamers want to get closer to developers and influence the games they want to play, and Kickstarter has proven that they will pay money to do this. Currently the experience is limited to only 30-60 days, usually early in the development pipeline. This represent less than 5% of the total amount of time a developer needs to complete a game. BrightLocker has developed a platform that creates engagement and monetization opportunity for developers across the full development pipeline and beyond.

Product/Services: A feature-rich and robust platform for developer-to-gamer interaction during the full product development lifecycle, encompassing tools for social/fan interaction (including live streams), fundraising, product validation, e-commerce capabilities, user account management, BI/analytics, and more. The live platform can be explored at www.brightlocker.com

Customers: Present: 1) developers (and publishers) looking for a new fan engagement and monetization platform, 2) Gamers who want to engage with game developers. Future: 1) Live-streamers of gamer content, 2) Advertisers on our platform.

Sales/Marketing Strategy: Bring gamers to our platform using a three pillar strategy – 1) Sign game developers who will bring their players/communities to our platform, 2) Deploy VIP Live-streamers who will showcase our partner games and unique platform features, 3) Deploy campaign with Google Media Partners, across full range of top to bottom funnel activities.

Business Model: The platform is provided as a service (PAAS) for a 5%-15% fee, exclusive of transaction costs, for all developer and publisher transactions. These include subscriptions, MTX, physical goods purchased, and interactions.

Competitors: Kickstarter, Twitch, Patreon, Fig, Steam.

Competitive Advantage: First to market with focus specifically on games. A platform 3 years in development built by people with experience in world class platform technology and consumer facing experiences (e.g. EA/Bioware/Blizzard/Sony PlayStation)

The team

Officers and directors

Ruben Cortez	CEO/Director
Mark Rizzo	CTO/Director
Igor Efremov	Executive Advisor/Director
Dmitriy Smirnov	Board Director

Ruben Cortez
Ruben has 22 years of experience as a business executive and technology architect in the online video game and entertainment industry. His experience includes being the Chief Network Architect at Electronic Arts Inc. (EA) from 2001 - 2006, the lead executive in founding BioWare/EA Ireland (from 2009 - 2012) and growing that studio from 0 to almost 400 employees as the in-country managing director for Star Wars: The Old Republic (SWTOR). He built and managed teams in finance, technology management, HR & recruiting, customer service, and facilities. In addition to building the Ireland studio, he simultaneously managed a team of 70+ technologist and industry specialist in Austin, TX (Bioware Austin) that were responsible for building the infrastructure and operations for SWTOR. Ruben has founded and manages several real estate holding, investment, management, and development companies. He serves as President of CPIH, LLC (2003-present), the General Partner for The Big 5 Group, LP; he founded and is the CEO of Sprovy, Inc. (2012-present); and is the Founder and VP/Treasurer for CQ Properties, LLC (2003-present).

Mark Rizzo
Mark has 22 years of experience in the online game and digital entertainment industry managing large scale massive consumer online experiences. Specializing in numerous areas of the industry, he has experience in massive online game and large-scale server/network architecture and management. He has previous experience at EA, Sony Online, and Sony Networks. Mark is a Co-Founder and serves as COO/Director of Sperasoft Inc. since 2013.

Igor Efremov
Igor Efremov is the co-founder, CEO and President of Sperasoft Inc. one of the largest work-for-hire game developers in the world. He has over 19 years of experience in the video game industry. He founded Sperasoft in 2007 and successfully built it into a world-class video game development studio. Sperasoft is the development partner behind a number of extremely successful video games, such as Mass Effect & Dragon Age (Bioware/Electronic Arts), Star Wars: The Old Republic (Electronic Arts), and League of Legends (Riot).

Dmitriy Smirnov
Dmitriy was co-founder and General Director of the INTMA Group (1997-2005). In 2005 he Co-founded L-Start and was the General Director until 2012, when he became Chairman of the Board. Dmitriy graduated from the Moscow Aviation Institute (National Research University), having finished two faculties: the faculty of aircraft and helicopter construction where he received the specialty "Engineer and Designer of systems for Aircrafts", and the faculty of economics.

Related party transactions

The Company enters into transactions with related parties to record services received, and interest associated with related party notes payable. A summary of balances with related parties at December 31, 2015 and 2014 are as follows: Convertible notes payable to common and preferred shareholders of the Company were approximately $281,000 and $156,500 (principal balance) at December 31, 2016 and 2015, respectively. The Company has purchased IT support services from California Property Investments & Holdings, LLC, an affiliated company through common ownership, for research and development costs of approximately $107,000 and $33,000 during 2016 and 2015, respectively. Sperasoft transactions The Company has purchased software development from Sperasoft, an affiliated company through common ownership for research and development costs of approximately $212,000 and $890,000 during 2016 and 2015, respectively. The Company acquired Canoe Digital from Sperasoft in 2014 for 555,000 shares of Series A preferred stock with a value of $275,000. The Company sold certain rights to its intellectual property in 2015 to Sperasoft for $200,000. The Company has two promissory notes payable to Spearasoft totaling $570,939 and $393,318 at December 31, 2016 and 2015, respectively. The accrued interest payable for the promissory note was approximately $70,000 and $30,000 at December 31, 2016 and 2015, respectively. The Company has an on-going development statement of work with Sperasoft. On March 15, 2017, Sperasoft completed a milestone on the statement of work and invoiced the Company approximately $535,508. The outstanding promissory notes and the invoice were rolled into a new promissory note totaling $1,106,447 (note 12). See Notes to the Financial Statements for further detail.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of the Company's valuable assets is its intellectual property. We currently hold a number of trademarks, copyrights, Internet domain names, and trade secrets. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to our platform.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established platforms who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing

and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a new company.** It has limited history, no clients, no revenues. If you are investing in this Company, it's because you think the platform is a good idea, that the Company will be able to secure additional game developers and gamers to use the platform, that we will be able to successfully market, develop and sell the platform's products to game developers and gamers, and that we can price it right and sell it to enough people so that the Company will succeed. We have yet to sell on the platform and we plan to market a platform that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to continue operations.** We estimate that we will require at least $3 million to continue commercial production of the platform. We believe that we will be able to finance the commercial production of the platform through selling our product and raising additional capital from equity, debt, or other offerings. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes a going concern.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is purely speculation.** No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections and models are only estimates.** There can be no assurance that the Company will meet those projections. There can be no assurance that the Company (and you) will make money, if there is sufficient demand for product, people think its a better option than the competition and the platform has priced the services at a level that allows the Company to make a profit and still attract business.
- **The Video Game Industry.** The video game industry is extremely volatile and capital intensive. It is heavily dominated by such large companies such as Electronic Arts and Activision. The industry is extremely competitive, and many talented entrepreneurs and companies have failed due to the competition having more capital, better products, better talent, and/or better ideas.
- **The platform may have defects we can't fix.** If the Company's product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected. The Company's product is a complex

device. Quality controls to detect defects are subject to human error, overriding, and reasonable resource constraints. If quality controls and preventative measures are not effective in detecting and fixing defects in the Company's product, such defects could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

- **The platform is software and vulnerable to hacking.** If the Company's product is compromised by hackers, it could harm the Company's customers and damage the Company's reputation which would adversely affect revenue. The Company's product was designed to protect customers and their data from hacking. If hackers are successful in defeating the security of the Company's product, it could harm our customers and damage our reputation. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.
- **Timeline of any future deliverables could be delayed or not completed.** There can be no assurance that the Company's product and any future development plans will be delivered on the projected timeline or at all, or that the product will perform as intended in the future. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.
- **Marketing cost are volatile and can impact our growth and profitability.** Marketing of the Company's product and services can be done through a variety of outlets, and part of the success of the product and services may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain consumers. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability. There is no guarantee that any of our marketing efforts will attract new consumers or game developers or publishers.
- **Revenue fluctuations may occur, which could adversely impact our business.** We may experience significant revenue fluctuations due to a variety of factors. We may experience significant fluctuations in sales of the Company's product and services due to a variety of factors, including the timing of the release of the product and services, the popularity of the product and services, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product and services, and the accuracy of forecasts of consumer demand. Our expectations of future revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the Company's product and services to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.
- **The loss of key personnel, or the inability to attract talent, could adversely impact our business.** Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer and member of the board of directors, Ruben Cortez, our Chief Technical Officer and Secretary and member of the board of directors, Mark Rizzo, and our VP of

Product Design and Platform, Eric Schmitter. Mr. Rizzo also serves in a management role at Sperasoft Inc., and his attention could be diverted from our company which would harm our business. Our success also will be dependent on the hiring and retention of engineering, sales and marketing personnel. There are no guarantees that we will find the right type of personnel. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. The inability to attract or the loss of services of these personnel from our Company could adversely affect our business, projected sales, revenue and prospects. Competition for qualified personnel in the internet online industry and the video game industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

- **Investors may suffer potential loss or dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.
- **Actual results may vary from any projection we present.** We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.
- **Consumers may choose other products and services and/or technology experts may favor other products and services, and if consumers do not find the Company's product and services compelling then our projected revenue will decline.** The video game consumer base will drive our revenue and success. The video game industry is a highly speculative and competitive industry, and consumers and technology experts may be critical of the Company's product, services or business practices for a wide variety of reasons. If consumers choose other products and services and/or technology experts favor other products and services (whether by any action or inaction of the Company or our product and services), our projected revenue and business will decline. In addition, if the Company's product does not function as consumers anticipate, if consumers find products and services that are more satisfying from their perspective, and/or if consumers do not find the Company's product and services compelling to their satisfaction, consumers may choose other products and services (or otherwise elect to just not use the Company's product and services), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ruben Cortez, 19.16% ownership, Common
- Mark Rizzo, 18.66% ownership, Common and Preferred
- Igor Efremov, 20.15% ownership, Common and Preferred

Classes of securities

- Series Seed B Preferred Stock: 611,000

Voting Rights

The holders of shares of the Corporation's Series Seed B Preferred Stock, $0.0001 par value per share are entitled to vote on an "as-converted" basis as a single class with the holders of the Voting Common Stock. In addition, the Series Seed B Preferred Stock shall have certain voting protections as is more fully described in Section 3.3 of the Corporation's Third Restated Certificate.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation other than Preferred Stock unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Formation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The “Original Issue Price” shall mean $0.65 per share for Series Seed B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed B Preferred Stock.

Rights to Receive Liquidation Distributions

The holders of the Series Seed B Preferred Stock shall have one time (1.0X) liquidation preference of $0.65 per hare for Series Seed B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed B Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Series Seed B Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

THIS CONSTITUTES A SUMMARY OF THE TERMS OF OUR SERIES SEED B PREFERRED STOCK. WE HIGHLY RECOMMEND THAT YOU CAREFULLY REVIEW OUR THIRD RESTATED CERTIFICATE OF FORMATION AND OTHER ORGANIZATIONAL DOCUMENTS THAT ARE AVAILABLE ON THIS PLATFORM.

- Series Seed A Preferred Stock: 1,100,000

Voting Rights

The holders of shares of the Corporation's Series Seed A Preferred Stock, $0.0001 par value per share are entitled to vote on an "as-converted" basis as a single class with the holders of the Voting Common Stock In addition, the Series Seed A Preferred Stock shall have certain voting protections as is more fully described in Section 3.3 of the Corporation's Third Restated Certificate.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation other than Preferred Stock unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Formation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean $0.50 per share for Series Seed A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed A Preferred Stock.

Rights to Receive Liquidation Distributions

The holders of the Series Seed A Preferred Stock shall have one time (1.0X) liquidation preference of $0.50 per share for Series Seed A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed A Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series Seed A Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares the Series Seed B Preferred Stock and of any additional classes of preferred stock that we may designate in the future.

THIS CONSTITUTES A SUMMARY OF THE TERMS OF OUR SERIES SEED A PREFERRED STOCK. WE HIGHLY RECOMMEND THAT YOU CAREFULLY REVIEW OUR THIRD RESTATED CERTIFICATE OF FORMATION AND OTHER ORGANIZATIONAL DOCUMENTS THAT ARE AVAILABLE ON THIS PLATFORM.

- Voting Common Stock: 4,704,766

Voting Rights

The holders of shares of the Company's voting common stock, $0.001 par value per share ("Voting Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed B Preferred Stock, Series Seed A Preferred Stock, and any additional classes of preferred stock that we may designate in the future.

THIS CONSTITUTES A SUMMARY OF THE TERMS OF OUR VOTING COMMON STOCK. WE HIGHLY RECOMMEND THAT YOU CAREFULLY REVIEW OUR THIRD RESTATED CERTIFICATE OF FORMATION AND OTHER ORGANIZATIONAL DOCUMENTS THAT ARE AVAILABLE ON THIS PLATFORM.

- Non-Voting Common Stock: 0

Voting Rights

The holders of Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Non-Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed B Preferred Stock, Series Seed A Preferred Stock, and any additional classes of preferred stock that we may designate in the future.

THIS CONSTITUTES A SUMMARY OF THE TERMS OF OUR NON-VOTING COMMON STOCK. WE HIGHLY RECOMMEND THAT YOU CAREFULLY REVIEW OUR THIRD RESTATED CERTIFICATE OF FORMATION AND OTHER ORGANIZATIONAL DOCUMENTS THAT ARE AVAILABLE ON THIS PLATFORM.

- 2014 Equity Incentive Plan: 967,334

We have the authority to issue incentive stock options and non-qualified stock options to employees and consultants under our 2014 Equity Incentive Plan.

All options are exercisable for shares of the Corporation's Voting Common Stock as described above.

After completing this Offering, the Company intends to either (i) increase the size of its 2014 Incentive Plan or (ii) authorize a new Incentive Plan. It is anticipated that this will increase the number of shares available for issuance to employees and contractors under employee stock plans to 1,000,000 shares of Voting Common Stock. This increase in authorized shares available under employee plans will be dilutive to the purchasers of the Company's Non-Voting Stock.

- Warrants: 175,000

We have issued Warrants under certain transactions which are exercisable for the Corporation's Voting Common Stock as described above.

The number of shares allocated for the exercise of Warrants are based on internal projections only and may not be accurate at the time of actual conversion.

- Convertible Notes and SAFE Instruments: 0

We have issued both convertible notes and SAFE Instruments to accredited investors to fund working capital expenses of the Corporation.

Convertible Notes:

Convert into Voting Common Stock upon a Qualified Financing of at least $4,000,000.

Convert at the lesser of (i) 80% of the share price paid by investors in the Qualified Financing or (ii) the price equal to the quotient of $15.0 million divided by the aggregate number of outstanding shares of the Company's capital stock as of immediately prior to the initial closing the Qualified Financing.

Maturity Dates: Range from April 30, 2017 to April 30, 2018.

SAFE Instruments:

If this offering is successful, the Company has $550,000 in SAFEs outstanding that will be exchanged for 320,941 shares of voting Common Stock. This is based on a contractual limitation that the pre-money valuation can be no higher than $15 million resulting in shares of voting Common Stock being issued at a per share price of $1.71 to the holders of the SAFE instruments.

The number of shares allocated for the conversion of both **Convertible Notes** and **SAFE Instruments** are based on internal projections only and may not be accurate at the time of actual conversion.

What it means to be a Minority Holder

As a minority holder of non-voting Common Stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

In addition, you will not have the right to participate in meetings of the Company's shareholders unless required by the Texas Business Organizations Code or other applicable law.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Pursuant to Section 4(a) of our Investor Rights Agreement, certain holders of our Preferred Stock will have the opportunity to purchase shares of the Non-Voting Common Stock following the closing of this offering in order to maintain such holder's percentage ownership position in the Corporation. The effect of these additional purchases will be to immediately dilute your ownership position in the Corporation.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any significant revenues and do not anticipate doing so to any measurable extent until we have completed further development of the platform and other services, which we do not anticipate occurring until early 2018, and which estimated date is subject to change without notice and at the sole discretion of the company. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 7 to 9 months without revenue generation, or even with moderate revenue generation.

Year ended December 30, 2016 compared to year ended December 31, 2015.

Revenue

Revenue for fiscal year 2016 was $4,517.00, down from fiscal year 2015 revenue of $200,000. In fiscal year 2015, the Company sold a non-proprietary and non-competitive portion of its platform technology. This was a one-off opportunity that generated additional capital for the company to continue R&D of the product. This sell was not and is not expected in the future to be a part of our core business model and we do not expect to repeat such sales in the future. In 2015, all revenue was attributed to transactions completed on our product during our early beta test efforts.

Cost of Goods Sold

Cost of Goods Sold in 2016 was $216 and in 2015 was $0. We did not incur any substantial Cost of Goods Sold as we were still investing primarily in R&D during those years.

Expenses

The Company incurred expenses for fiscal year 2016 of $966,347, down from fiscal year 2015 amount of $1,555,027. The majority of expenses during these two fiscal years was in research and development as the company invested heavily in its platform technology and our first video game, *LightEaters*. The decrease in expense from 2015 to 2016 reflects a decrease in the size of the off-shore development team as a large portion of the team finished its delivery of *LightEaters* and were no longer needed to remain on contract. After this game was completed, the Company reduced the size of the off-shore development team to focus exclusively on the research and development requirements of our core product, the Company platform.

The Company's expenses for 2016 and 2015 consist of, among other things, compensation and benefits, research and development, fees for professional services, premises, and for online technology services like AWS (Amazon Web Services).

The Company expects to continue investing heavily in its platform technology going forward, as well as incur larger COGS as well as expenses as we increase the team size and increase Sales and Marketing expenditures.

Financial Milestones

The company has raised $2.96m from 4 previous seed rounds. The Company is investing for continued growth of the brand, and is generating sizable net income losses as a result. The Company does not expect to achieve profitability within the next 24 months.

We intend to focus on the following milestones: 1) increase the number of signed game developers and publishers from 20 to 40 by the end of FY2017; 2) increase the number of registered accounts on the platform to over 50,000; 3) add and improve the product through new features; 4) build a mobile app for both the Apple App Store and Google Play; 4) localize the platform into several languages including German, Russian, and French, and 4) build team and execute on the marketing strategy to increase developer and gamer acquisition through 2018.

The Company expects gross expenses of $90,000 to $125,000 per month for the next 12 months depending on the size of the marketing expenditure needed. The Company anticipates revenues to grow in 2018 to offset some of these expenses but will require new funding rounds in the form of debt, equity, or additional crowdfunding rounds as permitted by law. The Company anticipates starting the process to secure additional financing before the end of 2017, and continue such efforts into 2018.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The issuance of additional equity or convertible debt securities will also cause dilution to the Company's stockholders. The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and sales of products and services.

Capital raised from this crowdfunding offering will be used immediately to fund operations.

Indebtedness

On March, 15, 2017, the Company refinanced its promissory notes to Sperasoft which included principal of approximately $570,939 and included an additional amount totaling approximately $535,508 related to an invoice for completion of a milestone delivery for software development dated March 15, 2017. The new promissory note is for $1,106,447, bears interest at 10% per annum, compounded monthly, and matures on October 1, 2017. This loan is secured by all assets of the Company. See Notes to the Financial Statements for further detail.

Recent offerings of securities

- 2017-05-26, Reg D, 545000 Convertible Notes. Use of proceeds: Working Capital
- 2015-05-14, Reg D, 1490000 Convertible Notes. Use of proceeds: Working Capital
- 2014-09-18, Reg D, 400000 Series Seed B Preferred Stock. Use of proceeds: Working Capital
- 2014-06-16, Reg D, 555000 Series Seed A Preferred Stock. Use of proceeds: Working Capital

Valuation

$24,692,954.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company's Board of Directors as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$64,200

Escrow Fees	$50	$4,000
Professional Fees	$0	$9,000
Net Proceeds	$9,350	$992,800
Use of Net Proceeds:		
R& D & Production	$0	$350,000
Marketing	$9,000	$150,000
Working Capital	$350	$492,800
Total Use of Net Proceeds	$350	$992,800

**Estimated values, actuals to be adjusted for the avoidance of fractional shares.*

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000, we believe the amount will last us 7-9 months and plan to use the net proceeds of approximately $992,800 over the course of that time as follows:

If we raise our target amount of $10,000:

- We Invest in marketing for the crowdfunding campaign and working capital.

If we raise $250,000:

- Above use of proceeds

- Fund development of our voucher system, which allows us to provide game developers with digital codes they can sell to gamers that gamers can use in-game and on our platform to receive digital goods and experiences.

- Fund business development and marketing cost to acquire an additional 8-10 developers

- Continue to market the platform to new gamers

If we raise $500,000:

- Above use of proceeds

- Fund development of our Self-Service Tool, which allows developers the ability to put their games on BrightLocker themselves and manage their campaigns ongoing. This allows us to scale rapidly.

- Fund 1.0 development of our mobile app.

- Fund business development and marketing costs to acquire an additional 10-12 developers

- Continue to market the platform to new gamers

If we raise $750,000:

- Above use of proceeds

- Fund localization of the platform into German, French, Russian, Polish, and Turkish

- Fund development of the platform to include a richer Self-Service Tool, expansion of the Rewards categories to include deeper engagement and continually improve gamer influence components

- Fund business development and marketing costs to acquire an additional 15-25 developers

- Fund expansion of the feature set of the mobile app

If we raise our over allotment amount of $1,070,000, we believe the funds would last us 7-9 months and we plan to use these funds accordingly:

- Above projects

- Global expansion of the platform to include Asia, which would include the hiring of a Asia Head of Business Development and related expenditures in marketing and travel cost

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of net proceeds reserved for one category to another, and we will have broad and absolute discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to employees and contractors; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the About/Corporate section, with the Investor area, with such reports labeled "Annual Report FY20xx", where xx is the last two digits of the most recent fiscal year end. Annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bright Locker, Inc.

[See attached]

Bright Locker, Inc.

Report of Independent Accountant's Review Report and Financial Statements

December 31, 2016 and 2015

PMB Helin Donovan

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

Independent Accountant's Report

To the Board of Directors and Shareholders' of
Bright Locker, Inc.

We have reviewed the accompanying financial statements of Bright Locker, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2016 and 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
July 20, 2017

BRIGHT LOCKER, INC.
(A Development Stage Company)
Balance Sheets
December 31, 2016 and 2015

		2016		**2015**
Assets				
Current assets:				
Cash and cash equivalents	$	13,236	$	84,022
Accounts receivables		1,750		1,000
Total current assets		14,986		85,022
Property and equipment, net		1,487		1,924
Intellectual property, net		220,000		247,500
Other long-term assets		4,344		4,344
Total assets	$	240,817	$	338,790
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	79,117	$	39,095
Accrued expenses		148,066		48,319
Convertible debt, net		1,253,760		681,114
Other current liabilities		1,248		2,336
Promissory notes payable - related party		595,939		418,318
Total current liabilities		2,078,130		1,189,182
Total liabilities		2,078,130		1,189,182
Stockholders' equity:				
Series A convertible preferred stock; $0.0001 par value; 1,110,000 shares authorized; 1,110,000 issued and outstanding as of December 31, 2016 and 2015, liquidation preference of $555,000 as of December 31, 2016 and 2015		555,000		555,000
Series B convertible preferred stock; $0.0001 par value; 611,000 shares authorized; 611,000 issued and outstanding as of December 31, 2016 and 2015 liquidation preference of $400,000 as of December 31, 2016 and 2015		400,000		400,000
Common stock; $0.001 par value; 10,000,000 shares authorized; 4,704,766 and 5,000,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively		4,705		5,000
Additional paid-in capital		409,825		219,831
Deficit accumulated during development stage		(3,206,843)		(2,030,223)
Total stockholders' equity		(1,837,313)		(850,392)
Total liabilities and stockholders' equity	$	240,817	$	338,790

See accompanying notes and independent accountants' review report.

BRIGHT LOCKER, INC.
(A Devevelopment Stage Company)
Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Revenue	$ 4,517	$ 200,000
Cost of Goods Sold	161	-
Gross Profit	4,356	200,000
Operating expenses:		
Salaries and employee benefits	137,946	164,057
Professional services	58,167	108,105
Occupancy	23,991	15,262
Research and development	569,415	1,085,030
Depreciation and amortization	28,504	28,465
Other operating expenses	148,324	154,108
Total operating expenses	966,347	1,555,027
Loss from operations	(961,991)	(1,355,027)
Other expense:		
Interest expense, net	(214,629)	(77,087)
Other expense	(214,629)	(77,087)
Net loss	$ (1,176,620)	$ (1,432,114)

See accompanying notes and independent accountants' review report.

BRIGHT LOCKER, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
For the years ended December 31, 2016 and 2015

	Series A Preferred Stock		Series B Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	Total Stockholders' Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital		
Balance at December 31, 2014	1,110,000	$ 555,000	611,000	$ 400,000	5,000,000	$ 5,000	$ 5,000	$ (598,109)	$ 366,891
Beneficial conversion feature on convertible debt	-	-	-	-	-	-	163,300	-	163,300
Stock-based compensation	-	-	-	-	-	-	51,531	-	51,531
Net loss	-	-	-	-	-	-	-	(1,432,114)	(1,432,114)
Balance at December 31, 2015	1,110,000	555,000	611,000	400,000	5,000,000	5,000	219,831	(2,030,223)	(850,392)
Beneficial conversion feature on convertible debt	-	-	-	-	-	-	115,900	-	115,900
Redemption of common stock	-	-	-	-	(295,234)	(295)	293	-	(2)
Stock-based compensation	-	-	-	-	-	-	73,801	-	73,801
Net loss	-	-	-	-	-	-	-	(1,176,620)	(1,176,620)
Balance at December 31, 2016	1,110,000	$ 555,000	611,000	$ 400,000	4,704,766	$ 4,705	$ 409,825	$ (3,206,843)	$ (1,837,313)

See accompanying notes and independent accountants' review report.

BRIGHT LOCKER, INC.
(A Development Stage Company)
Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Operating activities		
Net loss	$ (1,176,620)	$ (1,432,114)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	28,504	28,464
Stock based compensation expense	73,801	51,531
Amortization of debt discount	109,046	27,914
Changes in operating assets and liabilities:		-
Prepaid expenses and other current assets	(750)	35,268
Accounts payable	40,022	(14,624)
Accrued expenses	98,659	45,127
Net cash used in operating activities	(827,338)	(1,258,434)
Investing activities		
Purchase of property and equipment	(567)	-
Net cash used in investing activities	(567)	-
Financing activities		
Proceeds from convertible debt	579,500	816,500
Repayment of promissory note	(6,698)	-
Redemption of common stock	(2)	-
Proceeds from promissory note, net	184,319	418,318
Net cash provided by financing activities	757,119	1,234,818
Net increase (decrease) in cash and cash equivalents	(70,786)	(23,616)
Cash and cash equivalents, beginning of year	84,022	107,638
Cash and cash equivalents, end of year	$ 13,236	$ 84,022
Supplemental disclosure of interest paid and income taxes paid		
Cash paid for interest	$ 5,834	$ 854
Cash paid for income taxes	$ -	$ -

See accompanying notes and independent accountants' review report.

BRIGHT LOCKER, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2016 and 2015

1. Organization

Organization and Business Description - Bright Locker, Inc. (the "Company"), was founded as a Texas corporation in March 2014.

It is the mission of Bright Locker to provide the world's most engaging platform where developers provide gamers with the ability to watch, influence, and participate in the game creation experience.

The Company's headquarters is in Austin, Texas.

Development Stage Company - Since March 27, 2014 ("Inception"), the Company's efforts have been devoted to the development of its platform. To date, the Company has not earned significant revenues and is considered to be in the development stage.

2. Going Concern

Our accountants have expressed substantial doubt about our ability to continue as a going concern as a result of our history of net operating losses, and continuing obligations under our convertible debt and promissory notes. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully obtain financing and revenue that can generate cash flow to meet operating requirements. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should we be unable to continue our business.

The Company's current available cash, may be insufficient to meet our cash needs for the near future. There can be no assurance that any financing will be available in amounts or terms acceptable to us, if at all. The Company is a development stage entity, and has sustained losses and negative cash flows from operations resulting in an accumulated deficit of approximately $3.0 million as of December 31, 2016. The Company's operations have been funded primarily through debt and equity financing.

The Company raised an additional $0.5 million through issuance of convertible debt in 2017. There can be no assurance the Company will be successful in raising additional convertible debt.

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the rapidly evolving markets for crowdpublishing platform solutions. These risks include the rejection of the Company's products by potential customers, failure to retain current customers, as well as other risks and uncertainties. At December 31, 2016, the Company had approximately $13,326 in cash and cash equivalents. The Company will manage operations commensurate with its level of working capital.

Our ability to continue as a going concern is dependent on management's plans, which include the raising of capital through debt and/or equity financings. We will require additional funding during the next twelve months to finance and achieve strategic objectives.

3. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates are amortization of intellectual property over their useful lives and calculation of the fair value of stock options granted to employees. Actual results are likely to differ from those estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a remaining maturity at date of purchase of three months or less to be cash equivalents. In the normal course of business, the Company may have cash balances in a financial institution in amounts greater than the federally insured limit of $250,000. Management considers this to be a normal business risk.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are generally three to five years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations. Major renewals and betterments are capitalized; repairs and maintenance and minor replacements are charged to expense as incurred.

Patents and Intellectual Property – Intellectual property includes the cost to acquire the intellectually property from Sperasoft, Inc. The capitalized cost is being amortized over the estimated useful life, which is expected to be ten years. The Company has recorded amortization expense of $27,500 and $27,500 for the years ended December 31, 2016 and 2015, respectively.

Valuation of Long-Lived Assets - Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and would be written off in the period in which the determination was made. As of December 31, 2016, management does not believe any long-lived assets are impaired.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

3. Significant Accounting Policies (continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. Currently, all of the Company's tax returns are subject to tax examinations.

The Company is subject to the Texas state franchise tax, which is based on taxable margin, as defined by the law, rather than taxable income and is accounted for as an income tax. Since inception, the Company has not incurred any Texas state franchise taxes.

Fair Value of Financial Instruments - The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of the short maturity of these instruments.

Revenue Recognition - Revenue is recognized when evidence of an arrangement exists, fees are fixed and determinable, collection of the fees is reasonably assured, and delivery or customer acceptance of the product has occurred and no other significant obligations remain. To date, the Company's has not earned significant revenue.

Research and Development - The Company expenses research and development costs as incurred.

Stock-Based Compensation - The Company sponsors a stock option plan. Share-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as expense over the requisite service period of the stock award using the straight line method.

Allowance for Losses on Receivables - Management reviews the carrying value of receivables regularly and any permanent impairment is included as an additional charge to the basis of receivables in the period discovered. The allowance for losses on receivables is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loss experience, any known or inherent risks and current economic conditions. The allowance for doubtful accounts was $0 at December 31, 2016 and 2015.

3. Significant Accounting Policies (continued)

Preferred Stock Classification **-** A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.

The Company determined that the Series A, convertible preferred stock is a component of stockholders' equity at December 31, 2016 and 2015, as the Series A convertible preferred stock is not redeemable unless a liquidation or termination of the Company occurs. The Company determined that the Series B convertible preferred stock is a component of stockholders' equity at December 31, 2016, as the Series B convertible preferred stock is not redeemable unless a liquidation or termination of the Company occurs.

Subsequent Events **-** The Company evaluates events that occur subsequent to the balance sheet date, but before the financial statements are issued for possible adjustment to the financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the year ending December 31, 2016, this date was July 20, 2017.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018, and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new guidance requires the present value of committed operating lease payments to be recorded as right-of-use lease assets and lease liabilities on the balance sheet. As of January 29, 2017, the Company had an estimated $45,000 in undiscounted future minimum lease commitments. Enhanced disclosures will also be required to give financial statement users the ability to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for annual periods beginning after December 15, 2019, using a modified retrospective adoption method and early adoption is permitted. The Company is currently evaluating the impact of the updated guidance on our financial statements. The Company expects the adoption of this guidance will result in a immaterial increase in the assets and liabilities on our balance sheet and will likely have an insignificant impact on our statements of operations.

3. Significant Accounting Policies (continued)

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement (Subtopic 350-40), which provides guidance to customers regarding how to account for a cloud computing arrangement. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance was effective for fiscal years beginning after December 31, 2016. Our adoption of this guidance in the first quarter of fiscal 2017 did not have a material impact on the Company's financial statements.

In May 2014, the FASB issued guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes most current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue. In August 2015, the FASB issued ASU 2015-14 delaying the effective date for adoption. The update is now effective for interim and annual periods beginning after December 15, 2018. The guidance provides a five step framework to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We have determined that the new revenue recognition standard will not have a material impact on our recognition of food, beverage or amusement revenues.

4. Intangible Assets

On August 29, 2014, the Company entered into an asset purchase agreement with Sperasoft, Inc. ("Sperasoft") to acquire Canoe Digital, Inc. Canoe Digital is an inactive entity. In exchange for the assets acquired, the Company issued Sperasoft 555,000 shares of Series B preferred stock with a market value of $275,000.

Acquisition of Canoe Digital
The fair value of the assets acquired was $275,000 and was allocated to intellectual property – technology acquired. This intellectual property is expected to have a useful life of 10 years.

Intangible assets consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Technology acquired	$ 275,000	$ 275,000
Less: accumulated amortization	(55,000)	(27,500)
	$ 220,000	$ 247,500

4. Intangible Assets (continued)

Amortization expense amounted to $27,500 and $27,500 for the years ended December 31, 2016 and 2015, respectively. The expected amortization for each of the next five years and thereafter is as follows:

2017	$ 27,500
2018	27,500
2019	27,500
2020	27,500
2021	27,500
Thereafter	137,500
	$ 220,000

5. Property and Equipment

Property and equipment as of December 31, 2016 and 2015 consists of the following:

	2016	2015
Computer equipment	$ 2,549	$ 2,549
Furniture and fixtures	4,961	4,394
	7,510	6,943
Less: Accumulated depreciation	(6,023)	(5,019)
	$ 1,487	$ 1,924

The Company recorded total depreciation expense of $1,004 and $965 for the years ended December 31, 2016 and 2015, respectively.

6. Stockholders' Equity

The Amended and Restated Certificate of Incorporation, effective August 2014, authorized the Company to issue two classes of stock: common stock and preferred stock. The total number of shares authorized to be issued is 12,500,000 consisting of 10,000,000 shares of common stock with a par value of $0.001 and 2,500,000 shares of preferred stock with a par value of $0.0001. From inception until December 31, 2016, the Company issued 1,110,000 shares of Series A preferred stock and 611,000 shares of Series B preferred stock.

The Company's Series A and B preferred stock has following characteristics:

Dividend Rights - The holders of the outstanding Series A and B preferred stock are entitled to receive dividends. There are no mandatory dividends required to be accrued or paid. Payments of any dividends to the holder of preferred stock shall be on a pro-rata basis in proportion any dividends shall be distributed to the common stock holders in proportion to the number of shares held. The Company did not declare any dividends during the current year.

6. Stockholders' Equity (continued)

Liquidation Rights - In the event of any liquidation event the assets of the Company will be distributed to each holder of Series A and B preferred stock, prior to and in preference to any payment to holders of common stock, in an amount equal to the sum of the liquidation preference for Series A preferred stock (approximately $550,000 as of December 31, 2016 and 2015) ($0.50 per share) and the liquidation preference for Series B preferred stock (approximately $400,000 as of December 31, 2016) ($0.65 per share) plus all declared but unpaid dividends on Series A and B preferred stock. If upon the liquidation event, the assets of the corporation available for distribution to the preferred shareholders are insufficient to permit the payment to such holders of the full liquidation amounts then the entire assets of the Corporation available for distribution shall be distributed with the equal priority and pro-rata among the holders of the preferred shares. After the payment of the distribution the remaining assets of the Company shall be distributed ratably among the holders of the common stock in proportion to the number of shares of common stock held.

Redemption – The Series A and B preferred stock is not redeemable.

Conversion Rights - The holders of the Company's Series A and B preferred stock have the right to convert their shares into a number of fully paid and non-assessable shares of common stock as determined by dividing the Series A and B preferred stock original issue price by the conversion price in effect at the time. The conversion price is subject to adjustment in accordance with anti-dilution provision and, in the event of issuance of additional shares of common stock provided for in the Company's Third Amended and Restated Articles of Incorporation.

Conversion is automatic immediately prior to the closing of a firm commitment underwritten public offering in which the aggregate net proceeds raised are at least $40 million and the offering price per share is not less than $1.30. In addition, the Series A preferred stock will automatically convert to common stock upon the written request of a majority of the then outstanding Series A preferred stockholders, voting as a single class and on an as converted basis.

No fractional shares of Common Stock shall be issued upon conversion. Any fractional shares to which the holder is authorized will be paid out in cash equal to such fraction multiplied by the fair market value of a share of common stock.

The conversion price is $0.50 per share for the Series A preferred stock and $0.65 per share for the Series B preferred stock at December 31, 2016.

6. Stockholders' Equity (continued)

Voting Rights - Each holder of the preferred stock shall be entitled to the number of votes equal to the number of common shares into which the preferred shares could be converted. The holders of the preferred stock shall be entitled to vote on all matters on which the holders of common stock are entitled to vote.

The holders of Series A preferred stock preferred stock are entitled to elect one member to the Board of Directors. The holders of Series B preferred stock preferred stock are entitled to elect one member to the Board of Directors. The holders of common stock are entitled to elect three members to the Board of Directors. Any additional members of the Board of Directors are to be elected by the vote of all preferred and common stockholders.

Each holder of common stock shall be entitled to one vote for each share held.

Protective Provisions - the Company shall not, without first obtaining the approval of the majority of the Series A preferred stockholders, subject to the Restated Articles of Incorporation, enter into certain transactions or make certain changes to its business or capital structure. The Series A and B preferred stock conversion rate is also subject to standard anti-dilution provisions related to stock splits and is also provided a conversion price adjustment of additional shares of common stock are deemed to be issued below the conversion price of Series A preferred stock. Issuance of common stock under the incentive stock plan is excluded from the adjustment.

Authorized Shares - the Company has authorized 10,000,000 shares of common stock with a par value of $0.001 per share. Common shares have been reserved for the following at December 31, 2016:

Outstanding Items	Common Shares Reserved
Common stock options outstanding	480,000
Common stock options available for grant	487,334
Common stock outstanding	4,704,766
Series A preferred stock outstanding	1,110,000
Series B preferred stock outstanding	611,000
	7,393,100

Equity Incentive Plan

The Company adopted the Bright Locker, Inc. 2014 Equity Incentive Plan (the "Plan"). The Company has reserved 967,334 of common stock for issuance under the Plan, plus any shares pursuant to awards granted under the Plan that were forfeited or repurchased by the Company. During 2016, the Company granted a total of 113,000 shares. As of December 31, 2016, there were 487,334 shares available for grant.

6. Stockholders' Equity (continued)

Under the Plan, two separate equity programs are designated:

> The option grant program under which eligible persons may be granted incentive or non-qualified options to purchase shares of common stock,
>
> The restricted stock issuance program under which eligible persons may purchase restricted stock pursuant to the exercise of an unvested option

Incentive stock options may be granted only to employees, while non-statutory stock options and restricted stock purchase rights may be granted to employees, non-employee members of the board of directors, and consultants and other independent advisors who provide services to the Company.

Option Grant Program

Under the Plan, incentive stock options may only be granted to Company employees and shall be issued at an exercise price not less than 100% of the fair value of the Company's common stock at the grant date, as determined by the Company's Board, except for incentive stock option grants to a stockholder that owns greater than 10% of the Company's outstanding stock, in which case the exercise price per share is not less than 110% of the fair market value of the Company's common stock at the date of grant. Non-qualified stock options may be granted to Company employees, members of the Board, and consultants at an exercise price no less than 100% of the fair value per share at the date of grant. To the extent that the fair market value of incentive stock option grants exceeds $100,000 in any calendar year they will be treated as non-statutory stock options.

Options granted under the Plans terminate no later than 10 years from the date of grant, except for incentive stock option grants to a stockholder that owns greater than 10% of the Company's outstanding stock, in which case termination will be no later than 5 years from the date of grant. At the time of the grant, the Company's Board determines the exercise price and vesting schedules. An option can be exercised via (i) notice of exercise or (ii) full payment for the shares with respect to which the options were issued. In the event of termination of service of the optionee, all unvested shares will revert to the Plan. In the absence of a specified time in the award agreement, vested option shall remain exercisable for 3 months following termination after which they will revert back to the plan.

At the election of the participant, the unvested options may be exercised in whole or part at any time (early exercise option). Vested shares will not be subject to the Company's repurchase right but unvested shares will be. As part of the early exercise of unvested shares, the participant (a) must execute a restricted stock purchase agreement and (b) cannot exercise the option for a fraction of a share.

6. Stockholders' Equity (continued)

Since inception, the Company's Board of Directors granted 480,000 options at an exercise price ranging from $0.65 to $1.68 per share. The majority of options are fully vested 3 years from commencement date in the following manner: 33% at the 1st year anniversary from commencement date and 1/24th of the remaining amount vesting over the next 2 years (monthly vesting).The fair value for options issued since inception was estimated at the date of grant using the Black-Scholes option pricing model, assuming no dividends (none declared by the BOD since inception) and the following weighted average assumptions:

	2016 and 2015
Expected volatility	72%
Expected life	6 years
Risk-free rate	1.21%
Weighted average grant date fair value	$1.04

The Company periodically reviews the assumptions and modifies the assumptions accordingly. The estimated fair value of options is amortized to expense on a straight-line basis over the vesting period of the grants.

A summary of the activity under the Plan for the period from December 31, 2014 through December 31, 2016 is as follows:

Options	Shares	Weighted average exercise price
Outstanding at December 31, 2014	276,000	$0.65
Granted	91,000	$1.68
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2015	367,000	$0.91
Granted	113,000	$1.68
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2016	480,000	$1.09

Options available for grant at December 31, 2016	487,334
Total options authorized	967,334

6. Stockholders' Equity (continued)

The following table summarizes information about outstanding stock options at December 31, 2016:

Exercise Price	Outstanding Shares	Weighted average remaining contractual life (years)	Vested Shares	Weighted average remaining contractual life (years)
$0.65	276,000	8.0	184,000	8.0
$1.68	204,000	9.0	75,000	9.0

The Company recorded stock based compensation expense of $73,801 and $51,531 related to these options during the years ended December 31, 2016 and 2015, respectively. Total compensation cost related to nonvested awards not yet recognized was $114,000 as of December 31, 2016.

Restricted Stock Purchase Rights Program

Shares of restricted common stock, may be granted under the provisions of the Plan to service providers or employees

Stock Purchase Rights may be issued either alone, in addition to, or in tandem with options granted under the Plan and/or cash awards made outside of the Plan. Stock Purchase Rights are to be issued at discretion of Company and terms may be different for each including the number of shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer.

Once the Stock Purchase Right is exercised, the purchaser shall have rights equivalent to those of a stockholder and shall be a stockholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company.

The Company has not issued any restricted stock under the plan.

7. Commitments and Contingencies

Leases

The Company leases office space under an operating lease. A summary of the future minimum lease payments under this non-cancelable operating lease follows:

Year Ending December 31:		
2017	$	36,000
2018		9,000
	$	45,000

Total rent expense under this operating lease was $32,000 and $24,000 for the years ended December 31, 2016 and 2015, respectively. The Company has two sub-lease tenants which generate approximately $9,000 per year in sub rental income which has been offset against occupancy cost.

Litigation

The Company from time to time may incur legal fees related to potential contingencies and claims by customers. However, at December 31, 2016, there were no significant outstanding legal actions or claims against the Company.

8. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company's federal net operating loss carryforwards of $2,500,000 and $1,900,000 as of December 31, 2016 and 2015, respectively, led to a net deferred tax asset. The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history. The net operating loss carryforwards expire from 2030 and 2031 and can be reduced for a change in control of the Company.

The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to loss before income taxes due primarily to the application of the valuation allowance.

9. Convertible Debt

In 2015 and 2016, the Company issued convertible bridge notes ("Bridge Notes"). In accordance with ASC 470-20, Debt with Conversions and Other Options, and ASC 740, "Beneficial Conversion Features," at the time of issuance, the proceeds from the Bridge Notes were accounted for at the aggregate unpaid principal balance less the discount associated with the intrinsic value of beneficial conversion feature ("BCF"). As a result of the BCF embedded in the Bridge Notes, the BCF was recorded as a debt discount based on the intrinsic value of the conversion feature provided to the holders of the Bridge Notes. This conversion feature allows the Bridge Notes to be converted into common stock at a discount of 20% of the common shares or greater compared to a qualified financing.

9. Convertible Debt (continued)

The Bridge Notes were accounted for at the aggregate unpaid principal balance less the discount associated with the intrinsic value of the beneficial conversion feature. The intrinsic value of the beneficial conversion feature was $279,200, which was also recorded as a discount on the Bridge Notes. The Company recorded $109,046 and $27,914 in interest expense, during the year ended December 31, 2016 and 2015, respectively, related to the amortization of the discounts on the Bridge Notes. The Bridge Notes were unsecured and bear interest at 5% per annum.

The carrying amount of the convertible debt was as follows at December 31, 2016 and 2015:

		2016		2015
Principal balance	$	1,396,000	$	816,500
Discount on debt		(142,240)		(135,386)
Carrying amount of convertible debt	$	1,253,760	$	681,114

A rollforward of the convertible for the years ended December 31, 2016 and 2015 follows:

		2016		2015
Carrying amount of convertible debt at beginning	$	681,114	$	-
Issuance of new convertible debt in 2016		579,500		816,500
Less: beneficial conversion feature		(115,900)		(163,300)
Plus: accretion of debt discount		109,046		27,914
Conversion of convertible debt plus accrued interest		-		-
Carrying amount of convertible debt	$	1,253,760	$	681,114

The convertible debt can be converted to common stock at the lower of 80% of the price per share offered in a qualified financing or the price equal to the quotient of $15.0 million divided by the aggregate number of shares outstanding immediately prior to the initial closing of a qualified financing.

10. Promissory Note

Debt consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Promissory notes payable to Spearasoft, Inc. bearing interest at 10% per annum, maturing various dates through December 31, 2016, secured by all assets of the Company (refinanced in 2017)	$ 386,620	$ 393.318
Promissory notes payable to Spearasoft, Inc. bearing interest at 10% per annum, maturing various dates through December 31, 2016, secured by all assets of the Company (refinanced in 2017)	184,319	-
Promissory notes payable to Seyz Solutions. bearing interest at 10% per annum, maturing various dates through December 31, 2016, unsecured	25,000	25,000
	$ 595,939	$ 418.318

11. Related Party Transactions

The Company enters into transactions with related parties to record services received, and interest associated with related party notes payable. A summary of balances with related parties at December 31, 2015 and 2014 are as follows:

Convertible notes payable to common and preferred shareholders of the Company were approximately $281,000 and $156,500 (principal balance) at December 31, 2016 and 2015, respectively.

The Company has purchased IT support services from California Property Investments & Holdings, LLC, an affiliated company through common ownership, for research and development costs of approximately $107,000 and $33,000 during 2016 and 2015, respectively.

Effective December 31, 2016, the Company redeemed 295,234 founders' shares of common stock from two shareholders for $2.

Sperasoft transactions

The Company has purchased software development from Sperasoft, an affiliated company through common ownership for research and development costs of approximately $212,000 and $890,000 during 2016 and 2015, respectively.

The Company acquired Canoe Digital from Sperasoft in 2014 for 555,000 shares of Series A preferred stock with a value of $275,000.

The Company sold certain rights to its intellectual property in 2015 to Sperasoft for $200,000.

11. Related Party Transactions (continued)

The Company has two promissory notes payable to Spearasoft totaling $570,939 and $393,318 at December 31, 2016 and 2015, respectively. The accrued interest payable for the promissory note was approximately $70,000 and $30,000 at December 31, 2016 and 2015, respectively.

The Company has an on-going development statement of work with Sperasoft. On March 15, 2017, Sperasoft completed a milestone on the statement of work and invoiced the Company approximately $535,508. The outstanding promissory notes and the invoice were rolled into a new promissory note totaling $1,106,447 (note 12).

12. Subsequent Events

The Company has issued additional convertible notes payable totaling $525,000 and issued an additional 437,500 options to exercise common stock at $1.68 per share.

On March, 15, 2017, the Company refinanced its promissory notes to Sperasoft which included principal of approximately $570,939and included an additional amount totaling approximately $535,508 related to an invoice for completion of a milestone delivery for software development dated March 15, 2017. The new promissory note is for $1,106,447, bears interest at 10% per annum, compounded monthly, and matures on October 1, 2017. This loan is secured by all assets of the Company.

The Company has entered into an agreement to raise approximately $1.0 million through a crowdfunding arrangement during 2017.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

BrightLocker is pending **StartEngine Approval.**



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BrightLocker

The Ultimate Gamer Experience

Small OPO · Austin, TX · Gaming

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share


BRIGHT
LOCKER

Connecting Developers with Gamers in a Revolutionary Way

Invest in BrightLocker

BrightLocker is a revolutionary platform that enables gamers to connect with their favorite developers and gain exclusive access and interaction as they make upcoming games.

BrightLocker offers developers a unique, ready-made audience of gamers who are looking for fresh game experiences. **The BrightLocker platform was created by industry veterans who were deeply involved with the development of the Sony Playstation Network, the Electronic Arts**

global online platforms and networks, and such award-winning and revolutionary games as Ultima Online, Star Wars: The Old Republic, and World of Warcraft.

By offering gamers fun, unique insights and collaboration opportunities during production, developers can encourage gamers to subscribe to their channel. In turn, **BrightLocker allows developers to gain valuable pre-launch feedback and revenue.**

Gamers receive exclusive content, such as unique in game items, physical rewards and more whilst also enjoying revolutionary and unique studio interaction. This interaction comes in all varieties, from forum chats with developers to livestreams of games while they're being made.

In addition, **gamers can engage the development team directly**, as they have the opportunity to influence the design of an upcoming game via BrightLocker's Guided Choices™ system. This system enables all gamers to vote and provide input into crucial decisions a game development team is making.

We've gamified the process, too! BrightLocker rewards gamers at every step of the way, from concept to launch. This keeps engagement high, ensuring that developers always have the attention of their fans.

We're seeking your investment so that we can continue to expand the BrightLocker platform by drawing in more developers and regionalizing our content. **Invest in BrightLocker today, and become a part of the revolutionary future of gaming!**


NIGHTMARCHERS
FRACTURED SPACE
LIFE IS FEUDAL: MMO
LEGENDS OF THE BRAWL
DESCENT: UNDERGROUND
GUARDS!

The Opportunity

Investment

Non-Voting Common Stock

$3.34 / share | If you invest, you're betting this company will be worth more than $25.6m in the future.

Perks

All investors get a unique Platform Badge worth +500 XP and the title "BRIGHTLOCKER INVESTOR" on their avatar!
All investors at $2,000 and more get an additional EPIC Platform Badge worth +250 XP and the title "BRIGHTLOCKER EPIC INVESTOR" on their avatar!
In addition, the following Perks are offered per investment Tier:

- **$250+** 250 Gold and free premium subscription for 1 month to 1 game developers' channel of your choice
- **$500+** 500 Gold and a free premium subscription for 2 months to 3 game developers' channels of your choice
- **$1,000+** 1000 Gold and a free premium subscription for 3 months to 4 game developers' channels of your choice
- **$2,000+** 2000 Gold and a free premium subscription for 4 months to 5 game developers' channels of your choice
- **$5,000+** 5000 Gold and a free premium subscription for 6 months to 8 game developers' channels of your choice
- **$10,000+** Same as $5000 tier plus warrant coverage
- **$25,000+** Same as $5000 tier plus warrant coverage
- **$50,000+** Same as $5000 tier plus warrant coverage
- **$100,000** Same as $5000 tier plus warrant coverage

To receive your Perk of free gold and free subscriptions, you must create an account on the BrightLocker platform using the same email address you use to invest on StartEngine. On the BrightLocker platform, Gold has a monetary value of $.10 USD. For example, a $500 investor would receive 500 Gold, which is equivalent to $50. Premium subscriptions vary from $9.99 to $14.99 or more, depending on the developer. (Neither Gold nor free subscriptions are redeemable for cash)
All Perks occur after the offering ends.

Warrant Coverage Information

- Warrant coverage for $10,000 investment: for an investment of $10,000, the company shall warrant 500 additional shares at an exercise price of $3.34 per share.
- Warrant coverage for $25,000 investment: for an investment of $25,000, the company shall warrant 1,500 additional shares at an exercise price of $3.34 per share.
- Warrant coverage for $50,000 investment: for an investment of $50,000, the company shall warrant 4,000 additional shares at an exercise price of $3.34 per share.
- Warrant coverage for $100,000 investment: for an investment of $100,000, the company shall warrant 10,000 additional shares at an exercise price of $3.34 per share.

Tiered coverage with warrants to purchase non-voting common stock of the company at a share price equal to this priced round, exercisable for five (5) years from the closing date, is offered to investors. The right to exercise the Warrant shall terminate upon a Liquidity Event. Warrant Coverage is based on the total amount invested by the individual, not the aggregate funds raised by the individual.

A simple explanation of how Warrants work can be found here:
https://en.wikipedia.org/wiki/Warrant_(finance)

Investors that qualify for this warrant coverage offer will be required to execute the warrant coverage letter provided by BrightLocker separately from this offering. BrightLocker will provide such documentation and electronic signature as required.

"Heads up Steam! A new game distribution platform is coming to town!"

- MMOs, July 2017

"Try to imagine one service that connects the capabilities and functions of Kickstarter, Twitch, Social Media, and Private Forums all in one place..."

- MMORPG, July 2017

Where Other Social and Funding Platforms for Games Fall Short

Especially over the past several years, **it's become clear that gamers and developers alike demand increased engagement with one another**. However, that **engagement has been largely fractured**, with fund-raising platforms providing engagement pre-production and social media services providing engagement post-production.

Given that the typical duration of game development is anywhere between two to four years, this leaves a rather large hole. That's where BrightLocker comes in.

We provide the link between pre- and post-production that both developers and gamers have been missing. Doing this allows gamers more access to the game development cycle than they've ever had before, and it provides developers with a new way to monetize and perfect their creations during the course of production.

Crowdfunding

Platforms like Kickstater and IndieGoGo have become popular ways in which gamers can become involved with their favorite developers. They allow developers to raise capital during the pre-production phase, while offering a stake in the development cycle to gamers.

The Missing Link

However, those crowdfunding platforms don't provide true continuous engagement. Oftentimes, indie developers will have to devise their own fundraising platforms to generate additional capital after the initial crowdfunding campaign has been completed.

Social Media

Whether its through Twitch, YouTube or other platforms, gamers have demonstrated they have an interest in continued engagement with developers post-production. By serving as the missing link, BrightLocker can bridge the gap of the extensive development cycle.

BrightLocker: Providing the Missing Link in the Game Development Cycle

Having direct access to developers is something that's becoming increasingly popular with gamers. Until BrightLocker, though, there's never been a platform that allows this level of engagement to exist during the development cycle itself. Simply put, we're able to provide gamers (and developers) with what they really want: a fully transparent development cycle!

Total Engagement

While platforms like Kickstarter do provide developers with the opportunity to engage their backers through updates, this level of engagement is ultimately rather passive. BrightLocker turns all of this on its head by gamifying engagement between developers and gamers.

BrightLocker solves a number of problems facing developers and gamers alike by:

- Providing a means of engaging and growing an audience of core gamers
- Offering a stream for raising funds throughout development
- Keeping gamers engaged with on-going rewards and bonuses
- Providing a means of inexpensively conducting product research


LIVE STREAM - CONCEPT ART
PARTICIPANTS
CHAT
BRIGHTLOCKER
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WATCH THE TRAILER
FEATURES
THANKS TO OUR FANS!

True Interactivity

The big benefit that BrightLocker offers is true interactivity. Our platform allows for developers and gamers to directly interact with one another. Naturally, this allows developers to grow their audience throughout the development cycle, building a bigger buzz for their creations than ever possible before.

But, this interactivity offers more benefits than that. By consulting directly with gamers, developers can gain incredible insight into what is and isn't working with their creations. This on-the-fly feedback is incredibly valuable, and it's something that developers would otherwise have to pay a significant sum to generate through a different source.

BrightLocker is the future of interaction between gamers, developers, and the amazing games that bring them together.

What BrightLocker Does for Developers

When it comes to engaging gamers and fans during the development cycle, there's no denying that the options facing developers are fractured at present.

By providing the missing link, BrightLocker permits developers to engage gamers and fans throughout the development lifecycle and beyond.

Because of this, developers who utilize the BrightLocker platform, including the many who are already on board, enjoy four key benefits.





Engagement

BrightLocker allows developers to offer fun rewards to their fans. These rewards can take the form of anything from exclusive game content to behind-the-scenes live chats, video streams and so much more!



Growth

Our integrated sharing tools allow developers to continuously grow their audience. In addition, the gameified experience we provide gamers encourages them to constantly share content and interact with one another.



Monetization

Our platform allows developers to keep upward of 90% of the funds that their games generate. Simply put, the revenue benefits for developers are real.


WHEELS OF DESTRUCTION

Validation

Guided Choices™ allows developers to gather real-time feedback from gamers. In addition, on-going interaction with gamers and fans allows developers to constantly test what they're creating.

What BrightLocker Does for Gamers

BrightLocker has been designed from the ground up to provide developers with the funds, information and engagement they need to make the game-development process a success.

But, this is only possible if BrightLocker is able to provide a platform that consistently excites gamers and fans of individual developers and projects.

That's why we've focused on providing gamers with the three things they want most...




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Fractured Space - Guided Choice
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NEW STREAM
VIDEO CHAT WITH PRODUCER

Exclusivity

BrightLocker allows gamers unprecedented access to games from the early stages of development onward. By following and subscribing to developer channels, gamers can gain access to exclusive rewards and even early access to games currently under development.

Influence

For the first time in gaming history, gamers can offer developer feedback via our revolutionary Guided Choices™ system. They can help a developer make their next major hit by offering feedback on everything from character design to weapon choices and everything in between!

Interactivity

But, what's truly unique for gamers is the level of interactivity they can experience. Not only can gamers talk to one another about upcoming projects, they can also participate in polls, video chats and live streams with developers, all while earning digital currency and XP.

How BrightLocker Makes Money

1. Developers offer rewards and experiences to gamers, either as **micro-transactions** or as part of a **subscription**.

2. Gamers buy these rewards and experiences using USD or our own platform currency, known as **Gold**.

3. We keep from **5% to 15%** of all revenue a developer makes using our platform. Developers pay for transaction fees separately.

BrightLocker makes a commission on every purchase or subscription transaction that occurs on our platform.

A Look at Games Already Using the BrightLocker Platform


MONTAGE

At present, BrightLocker has over a dozen games hosted on the platform that come from some truly exceptional indie game studios. But, these games are just the start, as we're bringing more and more developers into the fold on a weekly basis that are excited about the unique benefits that BrightLocker affords.

And, it doesn't matter what kind of game a developer is seeking to create. **BrightLocker is entirely platform agnostic and already features games of any conceivable genre from MMOs and shooters to racers and mobile games!** Below, you can take a peek at a few of the games we're most excited about.

Descent: Underground

From the Austin-based independent studio Descendant Studios comes the officially licensed prequel to the successful Descent series of games: Descent: Underground.

This exciting game combines first-person shooter action with six-degrees of freedom vehicular movement. In the game, players command combat spacecraft in high-stakes battles for control of warren-like asteroid mines.

Learn more about Descent: Underground on BrightLocker.





Fractured Space

Fractured Space is a 5-v-5, team-based space combat game from UK-based Edge Case Games. Battles are fought in gigantic capital ships and with the intensity of a shooter and the big-picture thinking of a strategy game.

Originally launched on Steam Early Access in November 2014 to critical and commercial success, Fractured Space is currently available for PC on BrightLocker.

Learn more about Fractured Space on BrightLocker.

Life Is Feudal: MMO

From Moscow-based Bitbox Studio comes Life is Feudal: MMO. This game is a hardcore sandbox RPG that's set in a realistic medieval fictional world.

Currently in the closed-beta stage, Life is Feudal invites players to dive into a living, breathing and ever-evolving world where they can carve out an area of land into a modest home. All of this is in preparation for large kingdom-to-kingdom trading and economics, huge siege battles against foes and so much more!

Learn more about Life is Feudal: MMO on BrightLocker.





Legends of the Brawl

Combining the best parts of over-the-top action platformers and co-op mission games, Legends of the Brawl serves up a new take on multiplayer mayhem. It's been created by the award-winning AAA developers and coding vets at Dark Tonic Studios.

The 4-player co-op 3D action brawler features quick-play missions accompanied by plenty of in-game shenanigans.

Learn more about Legends of the Brawl on BrightLocker.

Nightmarchers

Nightmarchers is an open world, post-apocalyptic RPG shooter where you tap into the power of the spirit world to become a demigod and clear Oahu of the army that has taken control. Now it's up to you to work with the survivors, find favor of the gods, choose your skills and weapons, and remake the island in your own way.

Learn more about Nightmarchers on Brightlocker.



You can learn more about the other exciting games on BrightLocker's platform right here!

The BrightLocker Investment Opportunity

The team behind BrightLocker understands the gaming industry and the tremendous opportunity it affords to any investor. We understand this well, because **our executive team possesses over 100 years of combined experience with some of the biggest developers out there**, from Activision Blizzard to Electronic Arts to Bioware and everything in between.

An Ever-Expanding Market

The gaming market is one of the most rapidly expanding industries in all of the entertainment industry. **At present, the size of the gaming industry is almost $109 billion per year, with 2.2 billion gamers worldwide. Additionally, the industry is currently experiencing about 6.2% compounded annual growth rate (CAGR), or about $6.7 billion of new market growth every year!**

In the years to come, the number of gamers and total value of the market is only expected to increase. **We believe BrightLocker is uniquely poised to capitalize on the expansion of the gaming industry and interest in it.** We're able to provide gamers and developers with want they *really* want: increased engagement, interactivity, development transparency and exclusivity.



2016-2020 GLOBAL GAMES MARKET
FORECAST PER SEGMENT TOWARD 2020
newzoo
TOTAL MARKET
+6.2%
CAGR 2016-2020
$101.1Bn
$108.9Bn
$115.8Bn
$122.7Bn
$128.5Bn
$38.6 Bn
$46.1 Bn
$52.7 Bn
$59.2 Bn
$64.9 Bn
2016
2017
2018
2019
2020
newzoo

https://newzoo.com/insights/articles/the-global-games-market-will-reach-108-9-billion-in-2017-with-mobile-taking-42/

Invest in BrightLocker Today!

By investing in BrightLocker today, you can become an investor in what we believe is the future of gaming. Other platforms have shown the level of interest that's out there for just this kind of experience, and yet we believe no one except for BrightLocker has brought all of the pieces of the puzzle together.

With your investment, we can continue to expand BrightLocker, while also drawing in more developers and gamers who want to take advantage of our gameified experience. **Invest in BrightLocker today, and help us revolutionize the future of gaming by bringing developers and gamers closer together than they've ever been before.**

BRIGHT LOCKER

BrightLocker Is Founded!

After its founding, BrightLocker raises $995,000 in seed investment.



LIGHT EATERS

First Game Launches

"LightEaters" launches and is a success, proving the viability of the BrightLocker platform.



Fund-Raising Milestone

Over the course of 2016, BrightLocker was able to raise $1.57 million in convertible notes.

New Partnerships

We completed launch partnerships with Xsolla and Google Media Partners.

StartEngine Campaign Launch

We're proud to begin our equity crowdfunding campaign on StartEngine.



Self-Service Tool Launches

Game developers can put their games on the BrightLocker platform themselves and manage their offering directly. ANTICIPATED



International Expansion

The BrightLocker platform is localized for French, German and Russian. ANTICIPATED

2014 · April 2016 · June 2016 · Fall 2016 · December 2016 · May 2017 · June 2017 · July 25, 2017 · September 2017 · September 2017 · October 2017 · December 2017 · December 2017 · March 2018

Beta Launch

Having been in stealth mode, the BrightLocker beta officially goes live.

Season 1 Completed

Over 2 million votes are cast on over 500 community-generated game ideas.

Signed First 3 Developers

BrightLocker begins building its ever-expanding roster of developers.

BrightLocker Goes Live

After a successful beta period, BrightLocker officially goes live to the masses with 20+ developers signed.

Voucher Code Support

Game developers can sell codes to gamers through the BrightLocker platform. ANTICIAPATED

Expansion to Mobile

The BrightLocker mobile app launches. ANTICIPATED

More International Expansion

BrightLocker expands into the Asian market. ANTICIPATED

In the Press

SHOW MORE

Meet the Founders



Ruben Cortez

CEO/Director

Ruben has 22 years of experience as a business executive and technology architect in the online video game and entertainment industry. His experience includes being the Chief Network Architect at Electronic Arts Inc. (EA) from 2001 - 2006, the lead executive in founding BioWare/EA Ireland (from 2009 - 2012) and growing that studio from 0 to almost 400 employees as the in-country managing director for Star Wars: The Old Republic (SWTOR). He built and managed teams in finance, technology management, HR & recruiting, customer service, and facilities. In addition to building the Ireland studio, he simultaneously managed a team of 70+ technologist and industry specialist in Austin, TX (Bioware Austin) that were responsible for building the infrastructure and operations for SWTOR. Ruben has founded and manages several real estate holding, investment, management, and development companies. He serves as President of CPIH, LLC (2003-present), the General Partner for The Big 5 Group, LP; he founded and is the CEO of Sprovy, Inc. (2012-present); and is the Founder and VP/Treasurer for CQ Properties, LLC (2003-present).



Mark Rizzo

CTO/Director

Mark has 22 years of experience in the online game and digital entertainment industry managing large scale massive consumer online experiences. Specializing in numerous areas of the industry, he has experience in massive online game and large-scale server/network architecture and management. He has previous experience at EA, Sony Online, and Sony Networks. Mark is a Co-Founder and serves as COO/Director of Sperasoft Inc. since 2013.



Igor Efremov

Executive Advisor/Director

Igor Efremov is the co-founder, CEO and President of Sperasoft Inc. one of the largest work-for-hire game developers in the world. He has over 19 years of experience in the video game industry. He founded Sperasoft in 2007 and successfully built it into a world-class video game development studio. Sperasoft is the development partner behind a number of extremely successful video games, such as Mass Effect & Dragon Age (Bioware/Electronic Arts), Star Wars: The Old Republic (Electronic Arts), and League of Legends (Riot).



Eric Schmitter

VP Product Design & Platform

Eric has 20 years of experience designing and building online technology and 11 years in the video game industry working for Sony, Sony Online Entertainment, and Trion Worlds. He was a key member of the team that originally designed, developed, launched and operated the Sony PlayStation Network.



Alan Van Slyke

Executive Advisor - Game Development

Alan Van Slyke has 21 years of experience in the video game industry. He has led numerous teams in designing, developing, and launching of PC, console, and mobile games across multiple genres. His past responsibilities include Director of Production at Sony Computer Entertainment (Zipper Interactive), Senior Producer at Epic Games, and was Senior Producer for the billion-dollar franchise Gears of War.

And the Rest of the Team



John Burns

COO & CRO

John has over 20 years of experience in packaged and online sectors including senior management roles at Electronic Arts, Activision, and Trion. He has a track record of signing on third-parties and driving companies towards growth and success. John has also launched a successful IPO on the Italian exchange. John was the Senior VP Publishing and Business Services for NCSoft, a video game publisher, from 2014-2017



Thor Biafore

VP Customer Service

Thor is a Customer Service Executive with 19 years of experience In the video game industry. He was part of the early Blizzard ramp, leading a customer service organization with over 1,700 employees worldwide to help launch and support World of Warcraft, the most successful MMO in the world. Thor was Director of Consumer Services for Sony Computer Entertainment America - PlayStation in 2014.



Darren Montgomery

Sr. Marketing Director

Darren has 15 years of experience in video games and technology, including senior marketing roles at Electronic Arts where he led global marketing for major franchises including Battlefield, Crysis and Spore. His expertise covers a wide range of MarComms disciplines, specializing in bringing deep analytical strength to bear across every dimension of his campaigns.



Blaine Christine

Head of Business Dev (NA)

Blaine has a long history of involvement with top franchises in the games industry. As Senior Producer on Star Wars: The Old Republic, he had a key role in the launch of one of the largest MMOs of all time. Blaine also served as Producer on notable titles such as X-Men Legends, Advent Rising, and Gothic 3. He is passionate about enabling developers of all shapes and sizes to create world class entertainment.



Alex Cook

Head of Business Dev (EU)

Alex has over 20 years experience in a boxed product and digital distribution capacity, notably at Activision, Codemasters and Atari. More recently, he has built expertise in the Online sectors, specifically at Trion and Wargaming. Further experience of working in retail at GAME UK and numerous senior consulting positions, he is widely connected in the gaming industry across multiple sectors.



Charles Porter

Customer Service Manager

Charles has 14 years of management experience in the video game industry. He has been directly responsible for the online customer experience of four launch-day AAA MMOs and the continued support of at least five others. His expertise is giving specialized and direct support to very large video game audiences.



Kevin Chen

Digital Media Producer

Kevin has over 15 years of experience playing AAA video games and was a key contributer to long, early-day Battle.net queues on Wacraft III and Warcraft III: The Frozen Throne. He led the US West Server in highest number of official ladder game losses (probably). Currently, his main expertises are visual design and video production, having spent over six years in each craft.



Brian Neider

Executive Advisor

Bryan was a Senior Vice President within Electronic Arts' (EA) Global Publishing and Marketing organization. Bryan spent over 25 years with EA, and during his tenure he served in a number of different roles, including managing EA's global business development efforts, managing EA Partners, corporate finance, CFO and COO for EA.com, CFO of Worldwide Studios, COO for EA's global development organization and most recently as head of EA's Global Operations team.



Jeff Kirkley

Executive Advisor

20+ years of executive-level financial and operating experience, co-founded FusionSeven.com, was the CFO for Tradescape Inc., and was the VP of Strategic Finance for Unity Technologies.



Keith Winter

Executive Advisor

CEO/President/COO positions at six companies, senior positions at Disney Interactive, Electronic Arts, and Trion Worlds. Aggregate revenue growth in excess of $1 billion during his career.



Starr Long

Game Advisor

25 years in the gaming industry, Starr was the Product Director for Ultima Online, which is now the longest-running MMO in history. In 2008, he was named one of the Top 20 Most Influential People in the Massively Multiplayer Online industry.



Greg Short

Executive Advisor

Greg's 20+ year career has spanned start-up, early-growth, and Fortune 500 companies. Greg is a game-industry veteran, the President of Interactive Entertainment Professionals (IEP), and was co-founder & CEO of EEDAR, which exited to NPD Group.

Offering Summary

Maximum 320,359 shares of common stock ($1,069,999.06)

Minimum 2,994 shares of common stock ($9,999.96)

Company	Bright Locker, Inc.
Corporate Address	12731 Research Blvd., Suite A102, Austin, TX 78759
Description of Business	A social video game platform connecting gamers and game developers together to facilitate community, engagement,discoverability, and crowdfunding.
Type of Security Offered	Non-Voting Common Shares
Purchase Price of Security Offered	$3.34
Minimum Investment Amount (per investor)	$250.50

Perks

All investors get a unique Platform Badge worth +500 XP and the title "BRIGHTLOCKER INVESTOR" on their avatar!

All investors at $2,000 and more get an additional EPIC Platform Badge worth +250 XP and the title "BRIGHTLOCKER EPIC INVESTOR" on their avatar!

In addition, these Perks are offered at each Tier:

$250+ 250 Gold and free premium subscription for 1 month to 1 game developers' channel of your choice

$500+ 500 Gold and a free premium subscription for 2 months to 3 game developers' channels of your choice

$1,000+ 1000 Gold and a free premium subscription for 3 months to 4 game developers' channels of your choice

$2,000+ 2000 Gold and a free premium subscription for 4 months to 5 game developers' channels of your choice

$5,000+ 5000 Gold and a free premium subscription for 6 months to 8 game developers' channels of your choice

$10,000+ Same as $5000 tier plus warrant coverage

$25,000+ Same as $5000 tier plus warrant coverage

$50,000+ Same as $5000 tier plus warrant coverage

$100,000 Same as $5000 tier plus warrant coverage

To receive your Perk of free gold and free subscriptions, you must create an account on the BrightLocker platform using the same email address you use to invest on StartEngine.

On the BrightLocker platform, Gold has a monetary value of $.10 USD. For example, a $500 investor would receive 500 Gold, which is equivalent to $50. Premium subscriptions vary from $9.99 to $14.99 or more, depending on the developer.

Warrant coverage information:

Tiered coverage with warrants to purchase non-voting common stock of the company at a share price equal to this priced round, exercisable for five (5) years from the closing

VIDEO TRANSCRIPT (Exhibit D)

Video 1:

Name: Equity-Crowdfunding-Draft-3

Format: Vimeo – High Def video. MP4 Format

Transcript:

Find out about the latest awesome games, get exclusive content, and chat with developers, and even influence the design of your favorite games. It's all on BrightLocker.

What if we could allow the developers to raise the money they needed to fund development and in the process open up the entire development pipeline to gamers to experience what its like to be part of that development team. Would that be really cool, would that be something that they wanted to experience. I am Ruben Cortez, Co-Founder and CEO of BrightLocker.

BrightLocker was created to empower developers to raise funds for development and in the process of raising those funds, be able to engage with gamers in a way that just didn't exist prior to us creating the platform.

Part of creating a great gaming experience is creating an emotional connection with your audience. If you can create that connection before your game is released, you have a head start on a great game.

We built BrightLocker as a dedicated platform to the game creation process from concept through to even supporting it past launch, and even beyond just this little narrow 30 to 45-day window, or through six months or through twelve months. We also wanted to incorporate the dynamics of a twitch TV to be able to get to know the development team in ways those shorter experiences just don't allow. If a gamer is subscribed to my channel, that subscription could include things that you could not include directly through a twitch offering. We empower the developer to use their own creativity on how to use a lot of these features to create an even more rewarding experience.

BrightLocker provides easy to use tools for user engagement and rewards, and a great support team to help Legends of the Brawl, put its best foot forward.

We want to enable the developer to engage with their consumer in a way that doesn't add to the burden that's already there as part of the game development process.

BrightLocker gives gamers a true voice in the making of games. They developed a platform that enables both sides, both developers and the gamers and fans to be involved in the process, and this is super exciting.

Instead of spending a year or two years building a game and then wondering if its going to resignate, the developer gets that real time information, that real time data, so that they can just make a better experience.

BrightLocker is a place to grow a large community of gamers and grow beyond your normal targeting. It lets us reach people who may have never heard of us unless we spent huge amounts of money on advertising.

A lot of the funds that we're raising right now through this equity funding campaign are going to be used to expand the platform, the feature set of the platform, to bring more developers on the platform, to localize the platform into many different language so that the eco system that we create is truly global, and you as an investor are getting in at the early stages of all this. That opportunity may not last much longer. I think we're just getting started, I think we're just beginning to reveal some really cool stuff to the gamer, there's things that we have in our road map and in our plans to open it up even more to continually expose what's great about the game creation process.

While other sites may allow gamers to come in and donate money towards projects, they don't allow them to follow along or be part of the process. This is the direction the industry is going. This is where gamers want to be. BrightLocker is going to be there.

If you share that vision, you now have the opportunity to become an investor in BrightLocker.

Video 2:

Repeat of Video 1 above.

Video 3:

Name: BrightLocker Explainer for Developers

Format: YouTube Hi Def video MP4 Format

Transcript:

How would you like a way to get your game in front of thousands of eager gamers, share cool content and hear what they think, then start earning revenue months or even years before launch?

BrightLocker's what you've been waiting for!

Our revolutionary crowdpublishing platform offers developers a unique, fun way to present their game and communicate with gamers whether your game is just the seed of an idea or a fully-fledged product.

With thousands of users constantly looking for the next exciting game to support, BrightLocker makes it easy for you to get noticed. Gamers can easily Follow their favorite projects and keep up to date on the latest news.

Once you build a following, choose how to interact with your fans. Offer fun rewards like exclusive sneak peeks and behind-the-scenes access, like live developer chats and video streams. You can even customize your own offerings to test what works best.

With our integrated sharing tools, gamers can share their favorite new games with friends. Users are encouraged to share by BrightLocker platform incentives and exclusive content.

Gamers can subscribe to your channel to staying up to date with your latest news, media, and game content. Or they can buy discounted rewards. In the end, you keep 90% of the revenue.

Share early game designs with fans, or involve them further through interactive choices and mini-games. It's all handled through the BrightLocker platform, a great way to gather valuable feedback and confirm your game is on the right track.

BrightLocker is an experienced team. We know the challenges you face and would love to show how we can help you with discovery, acquisition, and funding for your game. So get in touch, tell us about your game now!

BrightLocker – Connecting Gamers With Developers

Video 4:

Name: BrightLocker Explainer for Gamers

Format: YouTube Hi Def video MP4 Format

Transcript:

Find out about the latest awesome games, get exclusive content and chat with developers, and even influence the design of your favorite games. It's all on BrightLocker!

Working with some of the hottest game developers, BrightLocker lets you get closer to the games you love and participate as incredible games get developed. You can help make your favorite game a reality, while peeling back the curtain on the game development process. Get exclusive early access to games and unlock a variety of BrightLocker rewards, including...

Unique digital downloads, exclusive content and cool game items

Interactive Developer video chat sessions and Live streams of your favorite developers bringing their games to life

Power to influence the final game by voting on game design decisions

Treasure chests containing bundles and rare rewards

A selection of limited-edition, customized physical rewards

And more...

Get exclusive content for upcoming games, chat with developers and even influence the design of your favorite games. So, what are you waiting for, join BrightLocker today!

BrightLocker, connecting gamers with developers.

Video 5:

Name: 30 Second Game Montage – July 2017, Version 2

Format: YouTube Hi Def video MP4 Format

Transcript:

Just video footage of various video games being played.

<u>On Screen Text during Video:</u>

- Discover Great Games
- Receive Early Beta Access
- Earn Exclusive Items
- Make Game Design Decisions
- Join Developer Chats
- Watch Developer Live Streams
- Unlock Unique Achievements
- Collect Rewards for Gaming

Video 6:

Name: Game Promo: Descent: Underground

Format: YouTube Hi Def video MP4 Format

Transcript:

Choose your ship.

Prepare for Descent.

Self-Destruct in T-minus, 5, 4, 3, 2, 1

Brightlocker dot com

<u>On Screen Text during Video:</u>

- BrightLocker
- BrightLocker.com Presents
- Welcome to the Underground
- Get Early Beta Access
- Earn Exclusive Items
- Help Shape Future Content
- Join Developer Chats and Livestreams
- Descent Underground – Earth Starves….The mines await
- Play the demo at Brightlocker.com
- BrightLocker, Find Great Games, Get Early Beta Access, Earn exclusive items, Make Game design decisions, Join Developers Chats and Live Streams
- Only on BrightLocker.com
- Join Now its FREE!

Video 7:

Name: Fractured Space: Phase 3 Trailer

Format: YouTube Hi Def video MP4 Format

Transcript:

So whos out there tack officer?

We have some undesirables knocking on our door.

I have hostile ships capturing our base.

Damage control, we have criticals everywhere. Buy us time.

They've seen us.

Jump destination, success. Hit them now for maximum damage.

Shoot them out of the sky.

Alert, prepare for blink.

Major systems offline.

Point, point red deg

We've been spotted. We're dead.

Co'ords set, ready when you are.

Defend the base with all we've got

Now attack while their secs are down

Time to cause some ruckus people

Target locked, open fire

Agents, offline

Target spotted north, hitt'em hard while we still can

Now fire on the target

Now that's the way to do it

Whoo hooo, you took that guy apart

Target location confirmed, awaiting further orders

<u>On Screen Text during Video:</u>

- BrightLocker
- BrightLocker.com Presents
- Science Fiction as you've never played before
- All footage captured in game engine
- Fractured Space
- Battle Now in 5-v-5 MOBA action FREE on Steam

Video 8:

Name: Game Promo: Life is Feudal: MMO

Format: YouTube Hi Def video MP4 Format

Transcript: NONE

<u>On Screen Text during Video:</u>

- BrightLocker
- BrightLocker.com Presents
- Life is Feudal
- Get Early Beta Access
- Earn Exclusive Items
- Help Shape Future Content
- Join Developer Chats and Live Streams
- Life is Feudal
- BrightLocker, Find Great Games, Get Early Beta Access, Earn exclusive items, Make Game design decisions, Join Developers Chats and Live Streams
- Only on BrightLocker.com
- Join Now its FREE!

Video 9:

Name: Game Promo: Legends of the Brawl

Format: YouTube Hi Def video MP4 Format

Transcript:

Legends of the Brawl!

Ohh!

Legends of the Brawl!

Oh keep your shirt on

Die foul beasts

Hot four play co-op action

Fight back the nightmare brought to life by rasputans lust for power and immortality

I alone have the power to bring out order in my world

Holy Crap, look at all those guys you can be

Legends of the Brawl. How will you shape our history

<u>On Screen Text during Video:</u>

- BrightLocker
- BrightLocker.com Presents
- Legends of the Brawl
- Get Early Beta Access
- Earn Exclusive Items
- Help Shape Future Content
- Join Developer Chats and Livestreams
- Earnest Shackleton
- Baby Face Harry Fowles
- Harry Houdini
- Mahatma Gandhi
- Albert Einstein
- J.P. Morgan
- Harriet Tubman
- Wong Fei Hung
- Typhoid Mary Mallon
- Erwin Schrodinger
- Mahatma Gandhi

- Thomas Edison
- Jack the Ripper
- Joe Gans
- Charlie Chaplin
- Erwin Schroder
- Abraham Van Helsing
- BrightLocker, Find Great Games, Get Early Beta Access, Earn exclusive items, Make Game design decisions, Join Developers Chats and Live Streams
- Only on BrightLocker.com
- Join Now its FREE!

Video 10:

Name: Game Promo: Nightmarchers

Format: YouTube Hi Def video MP4 Format

Transcript:

On Screen Text during Video:

- BrightLocker
- Join now for $10 value in free gold!
- Nightmarchers
- Play your way
- Uncover Mystical Lore
- Explore Authentic Oahu
- Earn Rewards and Become a God
- Shape the Island with your decisions
- Nightmarchers
- Nighmarchers exclusive rewards. Explore more exclusive rewards at BrightLocker.com!
- BrightLocker, Find Great Games, Get Early Beta Access, Earn exclusive items, Make Game design decisions, Join Developers Chats and Live Streams
- Only on BrightLocker.com!
- Join Now for $10 Value in FREE gold!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THIRD RESTATED CERTIFICATE OF FORMATION OF BRIGHT LOCKER, INC.

Bright Locker, Inc., a corporation organized and existing under and by virtue of the provisions of the Business Organizations Code of the State of Texas (the "**TBOC**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Bright Locker, Inc., and that this corporation was originally incorporated pursuant to the TBOC on March 27, 2014 under the name Bright Locker, Inc.

2. That the original Certificate of Formation was restated in its entirety on June 27, 2014 (the "**Restated Certificate**").

3. That the Restated Certificate of Formation was restated in its entirety on September 8, 2014 (the "**Second Restated Certificate**").

4. That the Board of Directors duly adopted resolutions proposing to amend and restate the Second Restated Certificate of this corporation, declaring said restatement to be advisable and in the best interests of this corporation and its shareholders, and authorizing the appropriate officers of this corporation to solicit the consent of the shareholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Second Restated Certificate of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bright Locker, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Texas is 9900 Spectrum Drive, Austin, Texas 78717. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the TBOC.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,000,000 shares of common stock, $0.001 par value per share ("**Common Stock**"), and (ii) 1,721,000 shares of preferred stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

20,000,000 shares of the authorized Common Stock of the Corporation are hereby designated voting Common Stock (the "Voting Common Stock"). 5,000,000 shares of the authorized Common Stock of the Corporation are hereby designated as non-voting Common Stock (collectively together referred to as the "Common Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of shareholders (and written actions in lieu of meetings) ; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Formation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Formation or pursuant to the TBOC. The holders of the non-voting Common Stock shall not be entitled to vote at meetings of shareholders (nor written actions in lieu of meetings).

3. Additional Common Stock. Subject to restrictions of Section 3.3 hereof, the number of shares of Common Stock authorized may be increased or decreased with the approval of a majority of the Voting Common Stock and Preferred Stock voting together as a single class.

B. PREFERRED STOCK

1,110,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed A Preferred Stock**" and 1,100,000 shares of Series Seed A Preferred Stock are issued and outstanding. 611,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed B Preferred Stock**" and 611,000 shares of Series Seed B Preferred Stock are issued and outstanding (collectively together referred to as the "**Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation other than Preferred Stock unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Formation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean (i) $0.50 per share for Series Seed A Preferred Stock and (ii) $0.65 per share for Series Seed B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock. Notwithstanding the foregoing, any dividend paid on Series Seed B Preferred Stock shall not be less, per share, than dividend paid on Series Seed A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times (1.0X) the Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsection 2.1 is hereinafter referred to as the "**Liquidation Amount**."

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Formation immediately prior to such dissolution, liquidation or winding up of the Corporation.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least seventy-five percent (75%) of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 15 days prior to the effective date of any such event:

(a) a merger or consolidation in which
(i) the Corporation is a constituent party or
(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, Canoe Digital, Inc.), or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the TBOC within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Formation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series Seed A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation. The holders of record of the shares of Series Seed B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation. The holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of

Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Voting Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series Seed B Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 50% of shares of Series Seed B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) that have been actually issued by the Company. The rights of the holders of the Series Seed A Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 500,000 shares of Series Seed A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock). The rights of the holders of the Voting Common Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 500,000 shares of Voting Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Common Stock).

3.3 Series Seed B Preferred Stock Protective Provisions. At any time when at least 50% of the shares of Series Seed B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Formation) the written consent or affirmative vote of the holders of at least 50% of the then outstanding shares of Series Seed B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Certificate of Formation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed B Preferred Stock;

(c) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof ;

(d) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, other than convertible debt instruments of the kind that would ordinarily be used to attract startup capital;

(e) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sellof all or substantially all of the assets of such subsidiary, except for those subsidiaries required by the Corporation in its normal course of business which includes, but is not limited to, the creation of a crowd funding equity investment funds (in the form of a limited liability company or limited partnership) to develop and sell Corporation products and services by issuing securities in those investment funds;

(f) increase or decrease the authorized number of directors constituting the Board of Directors; or

(g) for as long as the valuation of the Corporation as reasonably determined by either: (x) the Corporation and the holders of the Series Seed B Preferred Stock collectively, or (y) an actual bona-fide third party transaction, does not exceed $10,000,000, change the authorized number of shares of the Series Seed B Preferred Stock or any other series of Preferred Stock or authorize, create or issue any new shares of Common Stock or any new class or series of voting shares or shares convertible into voting shares, or any warrants or other instruments convertible into voting shares or any non-voting shares except that the separate vote of the Series Seed B Preferred Stock shall not be required for the following events: (A) the Corporation's Board may authorize an employee stock option pool (or a similar equity incentive plan), provided that such stock option pool or equity incentive plan, in the aggregate with any similar stock option pools or equity incentive plans that have been previously or contemporaneously authorized, shall not exceed ten percent (10%) of the then issued and outstanding shares of Corporation fully-diluted capital stock, in the aggregate, and (B) the Corporation may issue to one or more investors newly authorized capital stock with an aggregate fair market value not to exceed ten percent (10%) of the then current valuation of the Corporation (as used in determining the per share valuation of the newly issued capital stock offered and sold to the investor(s)). The Corporation shall not circumvent limitations contained in the last sentence by structuring any stock transaction as a series of stock transactions or in any other manner.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to the original purchase price of the Preferred Stock (such that initially the Preferred Stock converts at a ratio of 1:1). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least 50% of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 20 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 20 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $1.30 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40 million of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of: (x) with respect to the Series Seed B Preferred Stock, the holders of at least a majority of the then outstanding shares of Series Seed B Preferred Stock, voting separately as a class, and (y) with respect to the Series Seed A Preferred Stock, the holders of at least a majority of the then outstanding shares of Series Seed A Preferred Stock, voting separately as a class (in each case, the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of applicable Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of the applicable Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of applicable Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least 50% of the shares of Preferred Stock then outstanding, except that, any rights unique to particular series of Preferred Stock shall require the affirmative written consent or vote of the holders of at least 50% of the shares of that series of Preferred Stock then outstanding, voting separately as a class.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the TBOC, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Formation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The size of the Board shall be no more than five (5) directors. The names and addresses of the current Board members are:

Ruben Cortez
3720 Gattis School Road
Suite 800-278
Round Rock, TX 78664

Igor Efremov
3720 Gattis School Road
Suite 800-278
Round Rock, TX 78664

Mark Rizzo
3720 Gattis School Road
Suite 800-278
Round Rock, TX 78664

Dmitriy Smirnov
3720 Gattis School Road
Suite 800-278
Round Rock, TX 78664

SEVENTH: Meetings of shareholders may be held within or without the State of Texas, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Texas at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the TBOC or any other law of the State of Texas is amended after approval by the shareholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended.

Any repeal or modification of the foregoing provisions of this Article Eighth by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which TBOC permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise.

TENTH: Any action required by the TBOC to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with the TBOC.

4. That this Third Restated Certificate of Formation, which restates and integrates and further amends the provisions of this corporation's Certificate of Formation, has been duly adopted in accordance with Section 21.056 of the TBOC.

IN WITNESS WHEREOF, this Third Restated Certificate of Formation has been executed by a duly authorized officer of this corporation on this __ day of August, 2017.

By:______________________________

Ruben Cortez, Authorized Person

AMENDED AND RESTATED
BYLAWS
OF
BRIGHT LOCKER, INC.

ARTICLE I
OFFICES

Section 1.01 REGISTERED OFFICE AND AGENT. The registered office and registered agent of the Corporation shall be as set forth in the Corporation's Certificate of Formation. The registered office or registered agent may be changed by resolution of the Board of Directors, upon making the appropriate filing with the Secretary of State.

Section 1.02 PRINCIPAL OFFICE. The principal office of the Corporation shall be located at such place within or without the State of Texas as shall be fixed from time to time by the Board of Directors.

Section 1.03 OTHER OFFICES. The Corporation may also have other offices at any places, within or without the State of Texas, as the Board of Directors may designate, or as the business of the Corporation may require or as may be desirable.

Section 1.04 BOOKS AND RECORDS. All records maintained by the Corporation in the regular course of its business, including its share transfer ledger, books of account, and minute books, may be maintained in written paper form or another form capable of being converted to written paper form within a reasonable time. The Corporation shall convert any records so kept upon the request of any person entitled to inspect the records pursuant to applicable law.

ARTICLE II
SHAREHOLDERS

Section 2.01 PLACE OF MEETING. All meetings of the shareholders shall be held either at the principal office of the Corporation or at any other place, either within or without the State of Texas, as shall be designated in the notice of the meeting or duly executed waiver of notice. The Board of Directors may, in its discretion, determine that the meeting may be held solely by means of remote communication as set out in Section 2.02 below.

Section 2.02 MEETINGS OF SHAREHOLDERS BY REMOTE COMMUNICATION. If authorized by the Board of Directors, and subject to any guidelines and procedures adopted by the Board of Directors, shareholders not physically present at a shareholders' meeting may participate in the meeting by means of remote communication and may be considered present in person and may vote at the meeting, whether held at a designated place or solely by means of remote communication, subject to the conditions imposed by applicable law.

Section 2.03 ANNUAL MEETING. An annual meeting of shareholders shall be held on the date and time set by the Board of Directors and stated in the notice of the meeting for the purpose of electing directors and transacting any other business as may be brought properly before the meeting.

Failure to hold the annual meeting at the designated time does not result in the winding up or termination of the Corporation. If the Board of Directors fails to call the annual meeting, any shareholder may make written demand to any officer of the Corporation that an annual meeting be held.

Section 2.04 SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the President, the Board of Directors, or by the holders of at least ten percent (10%) of all the shares entitled to vote at the proposed special meeting. The record date for determining shareholders entitled to call a special meeting is the date the first shareholder signs the notice of that meeting. Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

Section 2.05 FIXING THE RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a date, not more than 60 days or less than 10 days before the meeting, as the record date for such determination.

Whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board of Directors may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors.

If no record date has been fixed as provided in this Section 2.05, then (a) the record date for determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof shall be the date on which notice of the meeting is mailed, (b) the record date for determining shareholders entitled to give written consent to action taken without a meeting, where no prior Board action is required to be taken by the Texas Business Organizations Code, shall be the date on which a signed written consent is first delivered to the Corporation, and (c) the record date for determining shareholders entitled to give written consent to action taken without a meeting, where prior Board action is required to be taken by the Texas Business Organizations Code, shall be the close of business on the date on which the Board of Directors adopts a resolution taking such prior action.

Section 2.06 NOTICE OF SHAREHOLDERS' MEETING. Written notice stating the place, day, and hour of the meeting, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days and not more than sixty (60) days before the date of the meeting, personally, by electronic transmission (if consented to by a shareholder), or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder entitled to vote at the meeting. If mailed, the notice shall be deemed to be given when deposited in the

United States mail addressed to the shareholder at the shareholder's address as it appears on the share transfer records of the Corporation, with postage prepaid.

Notwithstanding the preceding paragraph, notice of a shareholder meeting regarding a fundamental business transaction (as defined by Texas law) must be given to each shareholder of the Corporation not later than twenty-one (21) days prior to the meeting, regardless of the shareholder's right to vote on the matter. Notice of such action shall comply with any other requirements set by law.

A shareholder entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance of a shareholder at a meeting constitutes waiver of notice, unless the shareholder participates in or attends the meeting solely to object to the transaction of business on the ground that the meeting was not lawfully called or convened.

With the consent of the shareholder, notice may be given to the shareholder by electronic transmission. The shareholder may specify the form of electronic transmission to be used to communicate notice. The shareholder may revoke this consent by written notice to the Corporation. The shareholder's consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two (2) consecutive notices, and the Secretary, Assistant Secretary, or transfer agent of the Corporation, or another person responsible for delivering notice on behalf of the Corporation, knows that delivery of these two (2) electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of shareholder consent does not invalidate a meeting or other action.

Notice by electronic transmission is deemed given when the notice is:

(a) Transmitted to a fax number provided by the shareholder for the purpose of receiving notice.

(b) Transmitted to an email address provided by the shareholder for the purpose of receiving notice.

(c) Posted on an electronic network and a message is sent to the shareholder at the address provided by the shareholder for the purpose of alerting the shareholder of a posting.

(d) Communicated to the shareholder by any other form of electronic transmission consented to by the shareholder.

Section 2.07 VOTING LISTS. The officer or agent in charge of the share transfer records of the Corporation shall prepare, at least eleven (11) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, with (a) the address of each shareholder, (b) the type of shares held by each shareholder, (c) the number of shares held by each shareholder, and (d) the number of votes that each shareholder is entitled to if different than the number of shares held.

The list shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours for a period of ten (10) days prior to the meeting. The list shall also be produced and kept open at the meeting and shall be subject to the inspection of any shareholder during the meeting. The original share transfer records shall be prima-facie evidence of the shareholders entitled to examine the list and to vote at any meeting of shareholders.

If any shareholders are participating in the meeting by means of remote communication, the list must be open to examination by the shareholders during the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders in the meeting notice.

Section 2.08 QUORUM OF SHAREHOLDERS. The presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for a meeting of the shareholders. Unless otherwise required by the Texas Business Organizations Code, the Certificate of Formation, or these Bylaws:

(a) The affirmative vote of the holders of a majority of the shares represented at a meeting at which a quorum is present shall be the act of the shareholders.

(b) The shareholders represented in person or by proxy at a meeting at which a quorum is present may conduct any business properly brought before the meeting until adjournment, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting.

If a quorum is not present, the shareholders represented in person or by proxy may adjourn the meeting until a time and place determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting. At such adjourned meeting at which the required number of voting shares shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.09 CONDUCT OF MEETINGS. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the shareholders as it shall deem appropriate. At every meeting of the shareholders, the Chairman, or in his or her absence or inability to act, the Vice Chairman, or, in his or her absence or inability to act, a director or officer designated by the Board of Directors, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

Section 2.10 VOTING OF SHARES. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the Certificate of Formation provides for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series. Unless otherwise required by the Texas Business Organizations Code, the Certificate of Formation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of shareholders at which a quorum is present shall be decided by the affirmative vote of the holders of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Unless otherwise required by the Certificate of Formation, the election of directors shall be decided by a plurality of the votes cast by the holders of shares entitled to vote in the election at a meeting of the shareholders at which a quorum is present.

Any vote may be taken by voice or show of hands unless a shareholder entitled to vote, either in person or by proxy, objects, in which case written ballots shall be used.

Section 2.11 VOTING BY PROXY OR NOMINEE. Shares of the Corporation owned by the Corporation itself or by another corporation or entity, the majority of the voting shares or interest of which is owned or controlled by the Corporation, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time. Nothing in this section shall be construed as limiting the right of the Corporation or any domestic or foreign corporation or other entity to vote shares, held or controlled by it in a fiduciary capacity, or with respect to which it otherwise exercises voting power in a fiduciary capacity.

Any shareholder may vote either in person or by proxy executed in writing by the shareholder. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Proxies coupled with an interest include the appointment as proxy of (a) a pledgee; (b) a person who purchased or agreed to purchase, or who owns or holds an option to purchase, the shares subject to the proxy; (c) a creditor of the Corporation who extended the Corporation credit under terms requiring the appointment; (d) an employee of the Corporation whose employment contract requires the appointment; or (e) a party to a voting agreement or shareholders' agreement created under the Texas Business Organizations Code.

Shares owned by another corporation, domestic or foreign, may be voted by any officer, agent, or proxy as the bylaws of that corporation may authorize or, in the absence of authorization, as the board of directors of that corporation may determine.

An administrator, executor, guardian, or conservator may vote shares held in that fiduciary capacity if the shares forming a part of an estate are in the possession and forming a part of the estate being served by the fiduciary, either in person or by proxy, without a transfer of the shares into the fiduciary's name. A trustee may vote shares standing in the trustee's name, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of the shares into his or her name as trustee.

A receiver may vote shares standing in the name of a receiver and may vote shares held by or under the control of a receiver without the transfer thereof into the receiver's name if authority to do so is contained in an appropriate order of the court by which the receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote the shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares transferred, subject to any agreements containing restrictions on the hypothecation, assignment, pledge, or voluntary or involuntary transfer of shares.

The Board of Directors may establish a procedure by which a shareholder may file a statement with the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person to be recognized by the Corporation as the shareholder. The procedure must determine the extent of the Corporation's recognition of the specified person as a shareholder and may include any provisions that the Board of Directors deems necessary, including, but not limited to, any of the following:

(a) The types of nominee shareholders who may file a statement.

(b) The rights or privileges of the beneficial owner to be recognized by the Corporation upon filing of a statement.

(c) The information to be included in the statement.

(d) The timeframe within which the statement must be received for the statement to be effective as to an upcoming meeting or vote.

(e) The time period for which the statement filed will be recognized by the Corporation.

Section 2.12 WRITTEN CONSENT OF SHAREHOLDERS WITHOUT A MEETING. Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action at a meeting at which holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

ARTICLE III
DIRECTORS

Section 3.01 BOARD OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors of the Corporation. Directors need not be residents of the State of Texas or shareholders of the Corporation.

Section 3.02 NUMBER OF DIRECTORS. The number of directors shall be no more than five (5), provided that the number may be increased or decreased from time to time by an amendment to these Bylaws or by resolution adopted by the Board of Directors. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent director.

Section 3.03 TERM OF OFFICE. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors, each of whom shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.04 VACANCIES AND NEWLY CREATED DIRECTORSHIPS. Any vacancy occurring in the Board of Directors may be filled by election at an annual or special meeting of shareholders called for that purpose, or may be filled by the affirmative vote of a majority of the remaining directors even when the majority of the remaining directors is less than a quorum of the total number of directors specified in the Certificate of Formation or the Bylaws. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.

A directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders called for that purpose, or may be filled by the Board of Directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided that the Board of Directors may not fill more than two (2) directorships during the period between any two (2) successive annual meetings of shareholders.

Section 3.05 REMOVAL. Any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of the director or directors, at any meeting of shareholders called expressly for that purpose.

Section 3.06 RESIGNATION. A director may resign by providing written notice to the Corporation. The resignation shall be effective upon the later of the date of receipt of the notice of resignation or the effective date specified in the notice. Acceptance of the resignation shall not be required to make the resignation effective.

Section 3.07 REGULAR MEETINGS OF DIRECTORS. A regular meeting of the newly-elected Board of Directors shall be held without other notice immediately following each annual meeting of shareholders, at which the board shall elect officers and transact any other business as shall come before the meeting. The board may designate a time and place for additional regular meetings, by resolution, without notice other than the resolution.

Section 3.08 SPECIAL MEETINGS OF DIRECTORS. The CEO or President may call a special meeting of the Board of Directors at a time or place determined by the CEO or President. The CEO or President shall call a special meeting at the written request of two (2) or more directors.

Section 3.09 NOTICE OF DIRECTORS' MEETINGS. All special meetings of the Board of Directors shall be held upon not less than three (3) days' written notice stating the date, place, hour and purpose of the meeting delivered to each director either personally or by mail. Notice of a regular or special meeting of the Board of Directors may be provided to a director by electronic transmission on consent of the director. The director may specify the form of electronic transmission to be used to communicate notice.

A written waiver of the required notice signed by a director entitled to the notice, before or after the meeting, is the equivalent of giving notice to the director who signs the waiver. A director's attendance at any meeting shall constitute a waiver of notice of the meeting, except where the directors attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 3.10 QUORUM AND ACTION BY DIRECTORS. A majority of the number of directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors, unless the act of a greater number is required by law, the Certificate of Formation, or these Bylaws. The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a vote of the directors present at that meeting.

Section 3.11 COMPENSATION. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at any meeting of the Board of Directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12 ACTION BY DIRECTORS WITHOUT A MEETING. Unless otherwise restricted by the Certificate of Formation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or any committee may be taken without a meeting if all members of the Board of Directors or committee consent in writing or by electronic transmission and the writings or electronic transmissions are filed with the minutes of the proceedings of the Board of Directors.

Section 3.13 COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the Board, may designate one or more directors to constitute one or more committees, to exercise the authority of the Board of Directors to the extent provided in the resolution of the Board of Directors and allowed under the Texas Business Organizations Code.

No committee of the Board of Directors shall have the authority to authorize a distribution or to authorize the issuance of shares of the Corporation unless the resolution designating a particular committee expressly so provides.

The designation of a committee of the Board of Directors and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE IV
OFFICERS

Section 4.01 POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the Board of Directors and shall be a President and a Secretary and any other officers, including assistant officers and agents, as may be deemed necessary by the Board of Directors. Any two (2) or more offices may be held by the same person.

Each officer shall serve until a successor is elected and qualified or until the earlier death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors.

Section 4.02 REMOVAL. Any officer elected or appointed by the Board of Directors may be removed with or without cause by the affirmative vote of the majority of the Board of Directors. Removal shall be without prejudice to the contract rights, if any, of the officer so removed.

Section 4.03 PRESIDENT. The President shall be the chief executive officer of the Corporation, and subject to the direction of the Board of Directors, shall have active, general supervision and executive management over the business and affairs of the Corporation. The President shall preside at all meetings of all directors; shall see that all orders and resolutions of the Board of Directors are carried out; and shall perform any other duties as the Board of Directors may assign.

Section 4.04 VICE-PRESIDENTS. Each Vice-President, in order of their rank as designated by the Board of Directors, shall perform the duties and exercise the powers of the President in the absence or disability of the President, and shall perform other duties as the Board of Directors or the President shall assign.

Section 4.05 SECRETARY AND ASSISTANT SECRETARIES. The Secretary shall attend all meetings of the Board of Directors and of the shareholders, and shall record all votes and the minutes of all proceedings and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the Board of Directors and of the shareholders, and shall perform other duties as may be prescribed by the Board of Directors or the President. The Secretary shall be the custodian of the records and of the seal of the Corporation, and shall affix the seal to all documents and attest to it when duly authorized by the Board of Directors.

The Assistant Secretaries shall in order of their rank as designated by the Board of Directors, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and they shall perform other duties as the Board of Directors or the Secretary shall assign.

In the absence of the Secretary or an Assistant Secretary, the minutes of all meetings of the board and of the shareholders shall be recorded by the person designated by the President or by the Board of Directors.

Section 4.06 THE TREASURER AND ASSISTANT TREASURERS. The Treasurer shall be the principal financial officer of the Corporation, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors, and in general shall perform all the duties incident to the office of Treasurer and such other duties as the Board of Directors or the President may assign from time to time.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and directors an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or directors at any time.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in a sum and with a surety or sureties satisfactory to the Board of Directors for the faithful performance of the duties of the office and for the restoration to the Corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the incumbent's possession or under the incumbent's control belonging to the Corporation.

The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and they shall perform other duties as the Board of Directors or the Treasurer shall prescribe.

ARTICLE V
SHARE CERTIFICATES AND TRANSFER

Section 5.01 CERTIFICATES REPRESENTING SHARES.

The Corporation shall deliver certificates representing all shares to which shareholders are entitled, provided that the Board of Directors may provide by resolution that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of the shares. If shares are represented by certificates, each share certificate shall be consecutively numbered, shall exhibit the holder's name, and shall be signed by the one or more officers, and may be sealed with the seal of the Corporation or facsimile thereof. Any or all signatures may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer before the certificate is issued, it may be issued by the Corporation with the same effect as if he or she were an officer at the date of its issuance.

Each certificate representing shares of the Corporation shall state upon the face thereof:

(a) That the Corporation is organized under the laws of Texas.

(b) The name of the person to whom issued.

(c) The number and class of shares and the designation of the series, if any, which that certificate represents.

(d) The par value of each share represented by the certificate or a statement that the shares are without par value.

(e) A conspicuous statement setting forth restrictions on the transfer of the shares, if any.

The Corporation shall, after the issuance or transfer of uncertificated shares, send to the registered owner of uncertificated shares a written notice containing the information required to be set forth or stated on certificates pursuant to the Texas Business Organizations Code. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical. No share shall be issued until the consideration therefor, fixed as provided by law, has been fully paid.

No requirement of the Texas Business Organizations Code with respect to matters to be set forth on certificates representing shares of the Corporation shall apply to or affect certificates outstanding when the requirement first becomes applicable to the certificates; but the requirements shall apply to all certificates thereafter issued whether in connection with an original issue of shares, a transfer of shares, or otherwise.

Section 5.02 TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof or by such other person as may under law be authorized to endorse such shares for transfer or by such shareholder's attorney lawfully constituted in writing. Except as otherwise provided by law, upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to what person those shares were transferred.

Section 5.03 REGISTERED SHAREHOLDERS. The Corporation shall be entitled to treat the holder of record of any shares issued by the Corporation as the holder in fact thereof for all purposes, including voting those shares, receiving dividends or distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with Texas law, or giving proxies with respect to those shares.

Neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person possesses a certificate for those shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice of such claim or interest, except as otherwise provided by Texas law.

Section 5.04 LOST CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate is lost, stolen, or destroyed. When authorizing the issue of a new certificate or certificates, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of the lost, stolen, or destroyed certificate or certificates or his or her legal representative to give the Corporation a bond with surety in a sum as it may direct, as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI
DISTRIBUTIONS AND DIVIDENDS

Section 6.01 DECLARATION. The Board of Directors may authorize distributions on the outstanding shares in cash, property, or in the shares of the Corporation at any annual, regular, or special meeting of the Board of Directors to the extent permitted by, and subject to the provisions of, the laws of the State of Texas. The Board of Directors may by resolution create a reserve or reserves out of the Corporation's surplus or allocate any part or all of surplus in any manner for any proper purpose or purposes, and may increase, decrease or abolish any such reserve, designation or allocation in the same manner, after first obtaining the written approval of a majority of the shareholders.

Section 6.02 FIXING RECORD DATES FOR DISTRIBUTIONS AND DIVIDENDS. For the purpose of determining shareholders entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the Board of Directors of the Corporation may, at the time of declaring the distribution or dividend, set a date no more than sixty (60) days prior to the date of the distribution or dividend. If no record date is fixed for the determination of shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which the resolution of the Board of Directors declaring the distribution or share dividend is adopted shall be the record date for the determination of shareholders.

ARTICLE VII
INDEMNIFICATION

Section 7.01 INDEMNIFICATION OF EXISTING AND FORMER DIRECTORS AND OFFICERS. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or other proceeding (whether civil, criminal, administrative, arbitrative, or investigative), including any appeal thereof, or any inquiry or investigation that could lead to such an action or proceeding (any of the foregoing to be referred to hereafter as a "proceeding") by reason of the fact that the person (1) is or was a director or officer of the Corporation; or (2) while a director of the Corporation, is or was serving at the request of the Corporation as a partner, director, officer, venturer, proprietor, trustee, employee, administrator, or agent of another entity, organization, or an employee benefit plan (each such person in (2) to be referred to hereafter as a "delegate" and, together with each such person in (1), a "covered person") to the fullest extent permitted by the Texas Business Organizations Code (BOC), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Corporation to provide broader indemnification rights than the BOC permitted the Corporation to provide prior to such amendment, substitution, or replacement), against all judgments (including arbitration awards), court costs, penalties, settlements, fines, excise, and other similar taxes and reasonable attorneys' fees (all of the foregoing to be referred to hereafter as "expenses") actually incurred by the covered person in connection with such proceeding. The right to indemnification in this Section 7.01 shall continue as to a covered person who has ceased to be a director, officer, or delegate and shall inure to his or her heirs, executors, or administrators.

Section 7.02 ADVANCEMENT OF EXPENSES. The Corporation shall pay or reimburse reasonable expenses incurred by a covered person currently serving as a director, officer, or delegate of the Corporation who was or is a party or is threatened to be made a party to any proceeding in advance of the final disposition of the proceeding, without any determination as to the covered person's entitlement to indemnification, if the Corporation receives the following before any such advancement of expenses:

(a) A written affirmation by the covered person of the covered person's good faith belief that he or she has met the standard of conduct necessary for indemnification under the BOC.

(b) A written undertaking by or on behalf of the covered person to repay the amount so advanced if the final determination is that the covered person has not met the required standard of conduct set forth in the BOC or that indemnification is prohibited by the BOC.

Section 7.03 INDEMNIFICATION OF AND ADVANCEMENT OF EXPENSES TO OTHER PERSONS. Notwithstanding any other provision of this ARTICLE VII, the Corporation may indemnify and advance expenses to persons other than covered persons, including advisory directors, non-executive officers, employees, and agents of the Corporation, to the extent and in the manner provided by the BOC and these Bylaws.

Section 7.04 INDEMNIFICATION RIGHTS NOT EXCLUSIVE. The rights provided pursuant to this ARTICLE VII shall not be exclusive of any other rights to which a person may be entitled by applicable law, the Corporation's Certificate of Formation, action or resolution of the Corporation's shareholders or disinterested directors, or contract.

Section 7.05 INSURANCE. The Corporation may purchase and maintain insurance or another arrangement to indemnify any covered person against any liability asserted against and incurred by the covered person in that capacity or arising out of the covered person's status in that capacity, regardless of whether the Corporation would have the power to indemnify the covered person against that liability under applicable law.

Section 7.06 REPORTS OF INDEMNIFICATION AND ADVANCES. No later than one (1) year from the date that the Corporation indemnifies or advances expenses to a director, it shall give a written report of such indemnification or advancement to the shareholders, which report must be made with or before the notice or waiver of notice of the next shareholders' meeting or the next submission to the shareholders of a written consent without a meeting.

ARTICLE VIII
MISCELLANEOUS

Section 8.01 SEAL. The Corporation may adopt a corporate seal in a form approved by the Board of Directors. The Corporation shall not be required to use the corporate seal and the lack of the corporate seal shall not affect an otherwise valid contract or other instrument executed by the Corporation.

Section 8.02 CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 8.03 FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 8.04 INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 8.05 CONFLICT WITH APPLICABLE LAW OR CERTIFICATE OF FORMATION. These Bylaws are adopted subject to any applicable law and the Certificate of Formation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Formation, such conflict shall be resolved in favor of such law or the Certificate of Formation.

ARTICLE IX
AMENDMENT OF BYLAWS

Section 9.01 AMENDMENT OF BYLAWS. The shareholders shall have the exclusive power to amend or repeal these Bylaws or to adopt new bylaws.

Secretary's Certificate of

Bright Locker, Inc.

The undersigned, Mark Rizzo, Secretary of Bright Locker, Inc., a Texas corporation (the "Corporation"), hereby certifies that the attached document is a true and complete copy of the Corporation's Bylaws and such Bylaws were duly adopted by the Shareholders on August 17, 2017.

IN WITNESS WHEREOF, the undersigned has executed this Certificate effective as of August 17, 2017.

____

Mark Rizzo, Secretary